FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – 2017 Third quarter financial results	2

INTERIM MANAGEMENT STATEMENT

JANUARY – SEPTEMBER 2017

The financial information related to January-September 2017 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

In the third quarter of 2017, average revenue per customer growth accelerated to 4.3% y-o-y in organic terms (+1.2 p.p. vs. April-June) while churn remained stable (+0.1 p.p. q-o-q), reflecting the continual improvement in the quality of the access base (344.5m in September; -1% y-o-y).

Thus, i) LTE customers amounted to 89.0m (1.6 times y-o-y), with quarterly net additions of 7.4m (+2% y-o-y) and a penetration of 35% (+12 p.p. y-o-y); ii) Mobile contract accesses (114.1M; +5% y-o-y), with quarterly net additions of 1.5M (1.2x vs. April-June), represented 42% of the total (+2 p.p. y-o-y); iii) Smartphones (+8% y-o-y; 156.5m) reached a penetration of 62% (+5 p.p. y-o-y) and quarterly net additions of 1.4m; iv) FTTx and cable customers (10.5m) grew by 21% compared with September 2016 after quarterly net additions of 551k (1.7x y-o-y), which is 49% of the total for fixed broadband accesses (+9 p.p. y-o-y), with coverage of 42.8m premises passed (+15% y-o-y); and v) Pay TV accesses (stable vs. September 2016) presented quarterly net additions of 101k (-25k in July-September 2016).

Exchange rate fluctuations had a negative impact on key financial indicators in the third quarter, mainly due to the strong devaluation of the Venezuelan bolivar and the depreciation of the Brazilian real, Argentine peso and pound sterling against the euro. Thus, in July-September currencies reduced y-o-y growth of revenues by 6.1 p.p. and OIBDA by 5.4 p.p. (-1.1 p.p. and -0.7 p.p. respectively in January-September).

Nevertheless, it is important to highlight that the negative impact of FX evolution at OIBDA level in the first nine months of the year has been offset in terms of cash generation, since depreciations also decreased payments in euros related to CapEx, taxes, interest and minorities.

Revenues (€12,754m) decreased 2.5% y-o-y in the quarter (€38,846m in the first nine months; +1.4%). In organic terms, however, revenue growth accelerated to 4.0% (+0.9 p.p. vs. April-June; +2.9% in January-September), driven by improved contributions from T. España, T. Deutschland y T. Hispanoamérica.

Excluding the negative impact of the regulation (accelerating to -1.3 p.p. in the quarter, primarily because of “Roam Like At Home”- RLAH), revenues would have increased by 5.3% y-o-y organic in the third quarter (+4.0% in January-September).

Moreover, service revenues improved their growth rate in the quarter to 3.3% y-o-y in organic terms (+2.7% in January-September), primarily driven by the improvement in T. España. Handset sales had a y-o-y double digit growth in the quarter (+11.8%; +6.6 p.p. vs. April-June).

Mobile data revenues increased by 16.3% y-o-y in organic terms in the quarter (+15.9% in January-September), representing 58% of the quarterly mobile service revenues (+6 p.p. y-o-y in organic terms).

Mobile data traffic in the quarter maintained a strong pace of growth (+75% y-o-y), backed by LTE customer traffic, which accounted for 54% of the total (+17 p.p. y-o-y) with higher average use (+67% in the quarter) and ARPU around 10% higher in the first nine months. The average traffic per customer has thus reached 1.7GB per month (+61% y-o-y).

Operating expenses (€8,884m in July-September; -3.2% y-o-y) increased by 3.7% y-o-y in organic terms. Compared with the previous quarter, y-o-y organic growth accelerated by 2.5 p.p. because of increased supplies (+3.1% y-o-y; higher handset consumption and the impact of RLAH on European operations) and other operating expenses (+4.4% y-o-y; inflationary pressure and a stronger USD against some Latin American currencies). Personnel expenses (+3.4% y-o-y in the quarter) increased because of inflation despite the savings from redundancy programmes. The average headcount in the first nine months stood at 125,900 employees (-5.6%).

In the third quarter, provisions for restructuring costs amounted to €21m (€21m in T. Deutschland) and affected “personnel expenses” items by €9m and “other net income/expense” by €12m.

Operating income before depreciation and amortization (OIBDA) totalled €4,095m in the third quarter (-1.9% y-o-y) and €12,274m in the first nine months (+2.9% y-o-y).

In organic terms, OIBDA grew 2.8% y-o-y in July-September (+3.8% in January-September), reflecting the positive revenue performance, costs containment efforts, synergy capture and efficiencies from the transformation process. Compared to the previous quarter, OIBDA slowed down its y-o-y growth by -4.4 p.p., primarily due to a tougher comparison in some countries of T. Hispanoamérica and the strong RLAH impact on T. UK and T. Deutschland. Excluding the impact of regulation, -2.3 p.p. in the quarter, OIBDA would have increased by 5.2% y-o-y in organic terms in the quarter (+5.3% in January-September).

Underlying OIBDA (€4,116m), which excludes restructuring expenses, dropped by 2.7% vs. July-September 2016.

OIBDA margin stood at 32.1% in the third quarter, reporting a y-o-y expansion of 0.2 p.p. (-0.4 p.p. in organic terms). In January-September, OIBDA margin totalled 31.6% and expanded by 0.5 p.p. (+0.3 p.p. in organic terms).

Depreciation and amortisation (€2,322m) reduced by 5.5% y-o-y in the quarter (-2.0% in organic terms; -1.4% in January-September).

Thus, operating income (OI) (€1,773m) increased by 3.2% y-o-y in July-September (+9.4% in organic terms), while in the first nine months (€5,143m) OI grew by 7.1% (+11.2% in organic terms).

Net financial expenses in January-September (€1,729m) decreased by 6.6% compared with the same period in the previous year, primarily due to the reduction in the cost of debt in European and Latin American currencies. In the third quarter, net financial expenses amounted to €532m (+0.2% y-o-y) and included €67m associated to a contingency in Argentina arising from a court decision regarding a historic lawsuit.

Third quarter Corporate Income Tax rose to €347m (€193m for the same period in 2016, which included extraordinary factors). This figure amounted to €867m in January-September, which, over an income before taxes of €3,419 million euros, implied an effective tax rate at 25.4% (25.2% for the same period in 2016).

Profit attributable to minority interests in the third quarter (€57m) was greater than the same period last year (€11m), primarily due to the improved profit attributable to T. Deutschland and T. Brasil.

In this regard, the profit attributable to ordinary equity holders of the Parent in January-September reached €2,439m (€3,073m underlying), growing by 9.6% y-o-y (+9.5% underlying). This figure amounted to €839m (€1,021m underlying) in the quarter and declined 14.7% y-o-y (-17.7% underlying).

Basic earnings per share stood at €0.44 in January-September (+8.7% y-o-y; €0.56 in underlying terms, +8.6%) and at €0.15 in the third quarter (-17.5% y-o-y; €0.19 in underlying terms, -20.3%).

CapEx in the first nine months (€5,962m; -0.9% reported; -2.3% in organic terms) continued to focus on expanding 4G and UBB networks, and the simplification and digitalisation of processes and systems, also reflecting integration synergies and including €502m in spectrum and licences.

In January-September of 2017, free cash flow reached €3,226m, increasing by 39.2% y-o-y:

i)    Operating cash flow (OIBDA-CapEx), excluding the spectrum, in the first nine months (€6,815m) maintained its strong pace of growth (+8.9% y-o-y reported; +9.2% in organic terms), resulting from good business performance and lower CapEx intensity.

ii) Interest payments in the first nine months (€1,322m) declined by 24.3% y-o-y, primarily because of the lower cost of the debt in European and Latin American currencies. Payments in the third quarter of the year totalled €346m (-6.0% y-o-y). The effective cost of interest payments in the last 12 months stood at 3.23% as of September, 71 basic points less than the 3.94% at December 2016.

iii) Tax payments totalled €713m vs. €365m in January-September of 2016 because of the lower refund from final declarations from previous years and higher payments in advance in Spain. The effective cash tax rate stood at 20.9%.

iv) Working capital consumed €923m in January-September 2017, affected by CapEx seasonality, payments of taxes and rentals, partially offset by the execution of factoring measures on receivables and the extension of payment terms with suppliers or with the factoring company where those had been discounted. This consumption was €185m less than the same period in 2016 (€1,109m), primarily because of the regularisation of payments in foreign currency in Argentina in 2016 and the seasonal impact from the term extension to liquidate VAT in Spain. Working capital in the third quarter contributed with a cash flow generation of €428m.

v) Operations with minority shareholders in the first nine months (€349m; -1.5% y-o-y) were mainly associated with the payment of dividends in T. Deutschland and T. Brasil.

Net financial debt at September (€47,222m) was reduced by €1,265m in the third quarter, primarily due to free cash generation (€1,600m). Compared with December 2016, net financial debt was reduced by €1.373m, driven by free cash flow generation (€3,226m) and the lower value in euros of the net debt in currencies (€514m). These factors were partially offset by shareholder remuneration (€1,321m, including the dividend and coupons of capital instruments), payment of labour-related commitments (€507m) and other factors (€540m, mainly the extension of payment terms with suppliers or with the factoring company).

It is important to mention that the capital increases in Colombia in the third quarter of 2017 increased consolidated net financial debt by €32m at September 2017, since the positive impact from the pre-payment of PARAPAT obligations, which were fully consolidated in the financial statements of the Telefónica Group, was offset with the cash outflow for paying the arbitration award and the integration of subsidiaries.

During the first nine months of 2017, the Telefónica’s financing activity amounted to approximately €8,227m equivalent (without considering the refinancing of commercial paper and short-term bank loans) and focused on maintaining a solid liquidity position, and refinancing and extending debt maturities (in an environment of very low interest rates). Therefore, as of the end of September, the Group has covered debt maturities for around the next two years. The average debt life stood at 7.85 years (compared with 6.77 years in December 2016).

Among the main financial operations in the quarter outstood in September an issuance of €1,250 million bond for a term of 10 years and a coupon of 1.715%.

In the first nine months, the Telefónica Group obtained funding by means of extending payment terms with suppliers or the factoring company where those had been discounted, for a total of €609m equivalent (€11m equivalent in the third quarter). In January-September 2016, this financing rose to €867m equivalent (€79m in the third quarter).

Moreover, Telefónica S.A. and its holding companies continued their issuance activity under the Promissory notes and Commercial Paper Programmes (domestic and European), maintaining an amount outstanding balance of approximately €2,935m at the end of September.

At the end of September, Telefónica maintained undrawn, committed credit lines with different credit institutions for an approximate amount of €12,486m (€11,751m maturing in more than twelve months) which, combined with the cash equivalents position and current financial assets (excluding Venezuela) placed liquidity at €18,517m.

Definitions:

Organic growth: Assuming constant exchange rates (average in 2016), excluding hyperinflationary accounting in Venezuela in both years and considering a constant perimeter of consolidation. At OIBDA and OI levels, write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts are excluded. CapEx excludes spectrum investments.

Underlying growth: Reported figures excluding the impact on net profit of write-downs, capital gains/losses from companies’ disposals, tower sales, restructuring costs material non-recurring impacts, and depreciation and amortisation charges arising from purchase price allocation processes.

Digital Services

(y-o-y changes in organic terms)

Telefónica continued to make headway in generating new sources of revenues and in digital transformation. In this regard, digital services generated revenues of €1,307m in the quarter, and y-o-y growth accelerated sequentially to 8.1% due to the improved revenue performance from Video, Cloud and M2M. Digital revenues in the first nine months of year amounted to €3,864m (+4.6%).

Video revenues (€742m in the quarter) improved in trend and increased 6.8% y-o-y (+5.4% in the first nine months) thanks to the higher growth in the customer base in Hispanoamérica (+2.3% y-o-y vs. +1.9% in June), and in particular in IPTV technology, which grew to weigh 40% over the total (+4 p.p. vs. June), as well as the continuous growth of ARPU (mainly in Spain and Colombia). Pay TV accesses stood at 8.4M, practically stable y-o-y, despite the decrease in the satellite TV base (-9%; especially in Brazil and Spain).

Cloud revenues (€155m in July-September) increased by 25.0% vs. the same period in 2016, reverting the decrease reported up to June (-1.6% in January-September 2017) thanks to a positive performance in Spain, in IaaS and SaaS, and in Brazil due to the launch of new projects.

M2M (€68m in the quarter) posted a strong revenue growth of 41.0% vs. the third quarter of 2016 (+34.3% in the first nine months) on the traction of the group of IoT services, primarily from the Smart M2M managed connectivity service.

Security revenues in July-September (€68m) decreased 14.7% y-o-y (-5.1% in the first nine months) affected by the B2C security business. However, it is important to highlight the growth of B2B revenues (+17.8% in the third quarter and +21.1% in the first nine months).

Telefónica Global Resources

Telefónica Global Resources maintained its focus on accelerating the digital transformation of the Company to contribute improving its efficiency and growth to the maximum.

In order to increase the value of network and connectivity, UBB rollout continued at a strong pace, 42.8m premises passed with FTTx and cable (+15% y-o-y); 18.0m in Brazil (FTTx and cable), 18.6m in Spain (FTTH) and 6.2m in Hispanoamérica (FTTx and cable); allowing the management of total fixed broadband traffic growth in the quarter (+39% y-o-y), boosted by video consumption. 4G coverage increased to 69% (+11 p.p. y-o-y), with a total of 68,293 sites, and 4G traffic grew +157% y-o-y, representing 54% of the total.

Telefónica continued to move forward with network virtualisation to increase its agility, flexibility and scalability, leveraging on the UNICA project, which defines and provides the Group operators with a common cloud-based network/service architecture and functional features required to virtualise service and network platforms with deployments in Spain, Germany, Peru, Argentina and Colombia.

It was remarkable in the quarter the commercial launch of the VoLTE technology in Brazil, which it is added to Colombia, Peru, Germany and the United Kingdom (along with VoWiFi in the latter two countries).

Likewise, Telefónica continued working on the 5G development in its own labs (Almagro Lab or STONIC), and in particular on more than 10 5G PoC tests and concrete use cases, and involved in more than 30 5G European projects on the network evolution towards this technology (core, transport, services and radio).

Regarding E2E digitalisation, which allows the progress towards “real time”, it is highlighted the development of “Full Stack” projects with 19% of customers migrated by the end of September (+6 p.p. y-o-y; +1 p.p. q-o-q). The migrated accesses in Mexico (100% contract consumer customers), Peru (40% consumer mobile accesses), Argentina (74% fixed consumer accesses) and Spain (new commercial application system launched in 13 provinces), should be noted.

With regards to the digitalisation of channels and data, it should be mentioned the progress in consolidating tariff calculator systems towards a single one (OCS) in Mexico, Central America and Spain; the increase of functional features on mobile applications in Brazil, Germany, Argentina, Peru, Colombia and Ecuador; and the launch of new websites for business customers in Chile and Peru.

Thus, digital capabilities of the Company were increased to 55%, +3 p.p. compared to June.

In the first nine months of the year, there were reductions of 4% in servers, 294 in applications, 5 in data centres and virtualisation increased by 1.2 p.p. compared to September 2016.

Telxius

(y-o-y changes in organic terms)

In the third quarter of 2017, Telxius registered a solid set of results, with revenues (€177m) increasing by 7.5% y-o-y (€547m in January-September; +8.0% y-o-y), driven by the positive performance in both cable business (€99m in the quarter; €316m in January-September) and tower business (€78m in the third quarter; €231m in January-September).

OIBDA amounted to €82m in July- September (€261m in the first nine months) and OIBDA margin stood at 46.5% (47.8% in January-September), reflecting certain seasonal expenses (taxes) in the quarter, and the refitting of towers affected by the hurricanes in the Caribbean. OIBDA y-o-y comparison does not reflect the actual business performance as it was affected by the progressive establishment of activities over the course of 2016, as well as the non-recurrent negative impacts associates with the formation of the company.

The tower business added 304 towers acquired in Argentina from Telefónica Argentina into the Telxius perimeter and the net increase of 9 additional towers, primarily in Spain, consolidating a total portfolio of 16,220 towers. The tenancy ratio stood at 1.31x in September (+0.01x in the third quarter, mainly due to the additional towers in Argentina and a co-locations increase in the rest of the portfolio).

In the cable business, the international traffic demand managed by Telxius maintained strong y-o-y growth in IP traffic (+28% y-o-y in the first nine months) and bandwidth in capacity services (+63% y-o-y in Jan-Sep).

The marine wet plant deployment of the new cable MAREA (cable that will connect the USA with northern Spain) was completed in September as scheduled and it is expected to entry into service at the beginning of next year. BRUSA (cable that will connect the USA with Brazil) continued its rollout as scheduled and it is expected to entry into service in the first half of 2018.

CapEx totalled €136m in the first nine months, impacted by the rollout of the new cables mentioned above. Therefore, operating cash flow (OIBDA-CapEx) amounted to €126m in January-September.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2016				2017
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	341,262.7	341,922.3	343,932.9	344,671.1	341,785.7	341,347.3	339,843.1	(1.2)
Fixed telephony accesses (1)	39,606.5	39,262.1	38,914.0	38,280.1	37,853.0	37,488.4	37,028.0	(4.8)
Internet and data accesses	21,507.7	21,641.4	21,738.4	21,652.1	21,657.8	21,697.3	21,696.7	(0.2)
Broadband	21,097.2	21,195.9	21,266.5	21,194.9	21,196.4	21,240.4	21,243.8	(0.1)
FTTx/Cable	7,933.6	8,378.1	8,704.0	9,137.6	9,580.6	9,960.5	10,511.8	20.8
Mobile accesses	271,783.2	272,596.8	274,883.7	276,450.0	274,055.6	273,886.6	272,742.7	(0.8)
Prepay	166,005.2	165,619.6	165,912.1	165,663.2	162,648.4	161,271.6	158,662.8	(4.4)
Contract	105,778.0	106,977.2	108,971.6	110,786.8	111,407.2	112,615.0	114,079.9	4.7
M2M	12,583.9	12,988.2	13,591.7	14,002.0	14,488.0	15,009.9	15,572.9	14.6
Pay TV	8,365.4	8,422.0	8,396.7	8,289.0	8,219.3	8,274.9	8,375.8	(0.2)

Wholesale Accesses	5,826.7	5,591.7	5,480.7	5,300.9	5,087.1	4,887.2	4,689.4	(14.4)

Total Accesses	347,089.4	347,514.0	349,413.5	349,972.1	346,872.8	346,234.5	344,532.5	(1.4)

(1)	Includes fixed wireless and VoIP accesses.

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures

	2016				2017
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	38.9%	39.2%	39.6%	40.1%	40.7%	41.1%	41.8%	2.2 p.p.
Smartphones (‘000)	128,326.0	130,058.4	144,588.9	147,161.8	151,547.7	155,126.7	156,511.5	8.2
Smartphone penetration (%)	50.6%	51.1%	56.4%	57.1%	59.4%	60.9%	61.8%	5.4 p.p.
LTE (‘000)	43,870.2	50,077.3	57,342.4	66,295.7	75,458.8	81,604.2	88,978.7	55.2
LTE penetration (%)	16.9%	19.3%	22.1%	25.3%	29.1%	31.5%	34.6%	12.5 p.p.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2017	2016	Reported	Organic	2017	2016	Reported	Organic
Revenues	38,846	38,315	1.4	2.9	12,754	13,080	(2.5)	4.0
Internal exp. capitalized in fixed assets	644	636	1.2	0.8	214	208	2.9	5.0
Operating expenses	(27,280)	(27,191)	0.3	2.0	(8,884)	(9,181)	(3.2)	3.7
Supplies	(11,018)	(11,108)	(0.8)	0.2	(3,656)	(3,685)	(0.8)	3.1
Personnel expenses	(5,091)	(5,140)	(1.0)	2.3	(1,598)	(1,704)	(6.3)	3.4
Other operating expenses	(11,171)	(10,943)	2.1	3.6	(3,630)	(3,791)	(4.3)	4.4
Other net income (expense)	25	147	(82.9)	(65.7)	(3)	49	c.s.	(82.9)
Gain (loss) on sale of fixed assets	35	30	17.9	(20.2)	18	22	(21.3)	(58.0)
Impairment of goodwill and other assets	5	(5)	c.s.	c.s.	(4)	(3)	29.7	8.3
Underlying operating income before D&A (OIBDA)	12,408	12,056	2.9		4,116	4,232	(2.7)
Operating income before D&A (OIBDA)	12,274	11,931	2.9	3.8	4,095	4,175	(1.9)	2.8
OIBDA Margin	31.6%	31.1%	0.5 p.p.	0.3 p.p.	32.1%	31.9%	0.2 p.p.	(0.4 p.p. )
Depreciation and amortization	(7,131)	(7,131)	0.0	(1.4)	(2,322)	(2,458)	(5.5)	(2.0)
Operating income (OI)	5,143	4,800	7.1	11.2	1,773	1,718	3.2	9.4
Share of profit (loss) of investments accounted for by the equity method	5	(2)	c.s.		2	1	n.m.
Net financial income (expense)	(1,729)	(1,850)	(6.6)		(532)	(531)	0.2
Profit before taxes	3,419	2,947	16.0		1,243	1,187	4.7
Corporate income tax	(867)	(741)	17.0		(347)	(193)	80.1
Profit for the period	2,552	2,206	15.7		896	995	(9.9)
Attributable to equity holders of the Parent	2,439	2,225	9.6		839	983	(14.7)
Attributable to non-controlling interests	113	(19)	c.s.		57	11	n.m.
Weighted average number of ordinary shares outstanding during the period (millions)	5,105	5,061	0.9		5,125	5,052	1.5
Basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.44	0.40	8.7		0.15	0.18	(17.5)
Underlying basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.56	0.52	8.6		0.19	0.23	(20.3)

Notes:

•	After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-September 2017 period Telefónica uses a synthetic exchange rate of 8,422 Venezuelan bolivars fuertes per dollar at September 2017.

•	Basic and diluted earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Otherequity instruments”(€69m in July-September 17; €206m in January-September 17), by the weighted average number of ordinary shares outstanding during the period.

•	2016 and 2017 reported figures include hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

GUIDANCE 2017

2016 Base		Original Operative 2017 Guidance (Feb-2017)	Upgraded Operative 2017 Guidance (Jul-2017)	2017 Jan - Sep
51,734	Revenues (% Chg YoY)	Stable (in spite of regulation: ~-1.2 p.p.)	Growth >1.5% (in spite of regulation: ~-1.2 p.p.)	2.9%
31.8%	OIBDA margin (Chg YoY)	Expansion up to 1 p.p.	Expansion up to 1 p.p.	0.3 p.p.
16.5%	CapEx / Sales	Around 16%	Around 16%	14.1%

•	Organic criteria: Assumes constant exchange rates as of 2016 (average FX in 2016), excludes the impact from hyperinflation in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs. CapEx also excludes investment in spectrum.

2016 adjusted base excludes:

•	The results of the companies sold in 2016 (Telefé, T. Personalizadas and Vocem) from 1 January, 2016 to the date of exiting the perimeter of consolidation.
•	OIBDA excludes additionally write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurrent impacts and restructuring costs.
•	CapEx excludes additionally spectrum acquisition.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	September 2017	December 2016	% Chg
Non-current assets	97,051	103,667	(6.4)
Intangible assets	18,737	20,518	(8.7)
Goodwill	27,499	28,686	(4.1)
Property, plant and equipment and Investment properties	34,269	36,393	(5.8)
Investments accounted for by the equity method	76	76	0.5
Non-current financial assets	8,402	9,765	(14.0)
Deferred tax assets	8,069	8,229	(1.9)
Current assets	18,901	19,974	(5.4)
Inventories	1,228	1,055	16.4
Trade and other receivables	10,323	10,675	(3.3)
Current financial assets	2,354	2,954	(20.3)
Tax receivables	1,299	1,533	(15.3)
Cash and cash equivalents	3,696	3,736	(1.1)
Non-current assets and disposal groups classified as held for sale	1	21	(97.4)
Total Assets = Total Equity and Liabilities	115,952	123,641	(6.2)
Equity	26,685	28,385	(6.0)
Equity attributable to equity holders of the parent and other holders of equity instruments	17,339	18,157	(4.5)
Non-controlling interests	9,346	10,228	(8.6)
Non-current liabilities	60,978	59,805	2.0
Non-current financial liabilities	47,678	45,612	4.5
Non-current trade and other payables	1,732	1,925	(10.0)
Deferred tax liabilities	2,260	2,395	(5.6)
Non-current provisions	9,308	9,873	(5.7)
Current liabilities	28,289	35,451	(20.2)
Current financial liabilities	9,730	14,749	(34.0)
Current trade and other payables	14,271	16,150	(11.6)
Current tax payables	2,191	2,332	(6.0)
Current provisions	2,098	2,220	(5.5)
Liabilities associated with non-current assets and disposals groups held for sale	—	—	—
Financial Data
Net Financial debt	47,222	48,595	(2.8)

Notes:

•	2016 and 2017 reported figures include hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

September 2017
Non-current financial liabilities	47,678
Current financial liabilities	9,730
Gross Financial Debt	57,408
Cash and cash equivalents	(3,696)
Current financial assets	(2,354)
Positive mark-to-market value of long-term derivative instruments	(3,284)
Other non-current liabilities included in “Trade and other payables”	736
Other current liabilities included in “Trade and other payables”	125
Other assets included in “Non-current financial assets”	(1,199)
Other assets included in “Current trade and other receivables”	(514)
Net Financial Debt (1)	47,222
Gross commitments related to employee benefits	6,403
Value of associated Long-term assets	(721)
Tax benefits	(1,488)
Net commitments related to employee benefits	4,194
Net financial debt plus commitments	51,416
Net Financial Debt / OIBDA	2,80x

Notes:

(1)	Net financial debt includes a positive value of the derivatives portfolio for a net amount of €959m, €3,247m included as financial liabilities and €4,206m included as financial assets.

TELEFÓNICA

CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)

	January - September
	2017	2016	% Var
Cash received from operations	47,716	46,799
Cash paid from operations	(35,818)	(35,386)
Net payments of interest and other financial expenses net of dividens received	(1,322)	(1,746)
Taxes paid	(713)	(365)
Net cash flow provided by operating activities	9,863	9,302	6.0
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(6,794)	(7,229)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	36	482
Payments on investments in companies, net of cash and cash equivalents acquired	(108)	(70)
Proceeds on financial investments not included under cash equivalents	234	431
Payments on financial investments not included under cash equivalents	(843)	(187)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents, net	(525)	19
Government grants received	—	—
Net cash flow used in investing activities	(8,000)	(6,554)	22.1
Dividends paid	(1,395)	(2,302)
Proceeds from issue of share capital increase	2	1
(Payments)/proceeds of treasury shares and other operations with shareholders, net	(1)	(655)
Operations with other equity holders (1)	(274)	737
Proceeds on issue of debentures and bonds, and other debts	8,088	3,541
Proceeds on loans, borrowings and promissory notes	3,886	10,996
Cancellation of debentures and bonds, and other debts	(6,534)	(6,685)
Repayments of loans, borrowings and promissory notes	(4,447)	(6,021)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(1,012)	(1,912)
Net cash used in financing activities	(1,687)	(2,300)	(26.7)
Effect of changes in exchange rates	(216)	98	c.s.
Effect of changes in consolidation methods and others	—	(7)
Net increase (decrease) in cash and cash equivalents during the year	(40)	539	c.s.
Cash and cash equivalents at the beginning of the period	3,736	2,615
Cash and cash equivalents at the end of the period	3,696	3,154

Notes:

•	After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-September 2017 period Telefónica uses a synthetic exchange rate of 8,422 Venezuelan bolivars fuertes per dollar at September 2017.

•	2016 and 2017 reported figures include the hyperinflationary adjustments in Venezuela in both years.

1) Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - September
		2017	2016	% Chg
I	Cash flow from operations	11,898	11,413	4.3
II	Net interest payment (1)	(1,322)	(1,746)
III	Payment for income tax	(713)	(365)
A=I+II+III	Net cash provided by operating activities	9,863	9,302	6.0
B	Net payment for investment in fixed and intangible assets (2)	(6,794)	(7,229)
	Spectrum (3)	(333)	(343)
C=A+B	Net free cash flow after CapEx	3,068	2,073	48.0
D	Net payment for financial investment	(680)	645
E	Net payment for operations with minority shareholders and treasury stock (4)	(1,668)	(2,209)
F=C+D+E	Free cash flow after dividends	720	510	41.3
G	Effects of exchange rate changes on net financial debt	(514)	(328)
H	Effects on net financial debt of changes in consolid. and others	(139)	1,270
I	Net financial debt at beginning of period	48,595	49,161
J=I-F+G+H	Net financial debt at end of period	47,222	49,593	(4.8)

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - September
	2017	2016	% Chg
OIBDA	12,274	11,931	2.9
- CapEx accrued during the period	(5,962)	(6,016)
- Payments related to cancellation of commitments	(507)	(598)
- Net interest payment	(1,322)	(1,746)
- Payment for tax	(713)	(365)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(7)	(25)
- Investment In working capital and other deferred income and expenses and Others (2)(5)	(695)	(1,109)
= Net Free Cash Flow after CapEx	3,068	2,073	48.0
+ Payments related to cancellation of commitments	507	598
- Dividends paid to minority shareholders	(349)	(354)
= Free Cash Flow	3,226	2,317	39.2
Weighted average number of ordinary shares outstanding during the period (millions)	5,105	5,061
= Free Cash Flow per share (euros)	0.63	0.46	38.1

Notes:

•	2016 and 2017 reported figures include hyperinflationary adjustments in Venezuela in both years.
(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	Includes Net Cash received from sale of Real Estate
(3)	Figures in €m.2017 includes mainly: 321 in Colombia mainly associated to the Arbitration Award, 4 in Spain, 1 in UK, 2 in Mexico and 5 in Uruguay. In 2016 mainly: 4 in Spain, 3 in Germany, 4 in UK, 47 in Brazil, 3 in Colombia, 281 in Peru and 1 in Nicaragua.
(4)	Dividends paid by Telefónica S.A., operations with treasury stock, issuance of shares, issuance and coupons of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.
(5)	Other deferred expenses include €76min Q1 17 related to commitments associated with long-term restructuring plans in Spain. Includes €153min Q3 17 associated to the assumption of a portion of Coltel’s indebtedness by the Colombian Government.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
Currency units per Euro	Jan - Sep 2017	Jan - Sep 2016	September 2017	December 2016
USA (US Dollar)	1.111	1.116	1.181	1.054
United Kingdom (Sterling)	0.872	0.801	0.882	0.855
Argentina (Argentine Peso)	17.954	16.202	20.460	16.706
Brazil (Brazilian Real)	3.525	3.937	3.743	3.435
Chile (Chilean Peso)	726.723	758.104	753.653	705.622
Colombia (Colombian Peso)	3,264.773	3,409.955	3,469.379	3,162.745
Costa Rica (Colon)	635.728	611.621	679.348	591.366
Guatemala (Quetzal)	8.173	8.518	8.676	7.928
Mexico (Mexican Peso)	20.961	20.396	21.453	21.733
Nicaragua (Cordoba)	33.168	31.736	35.927	30.904
Peru (Peruvian Nuevo Sol)	3.629	3.758	3.857	3.537
Uruguay (Uruguayan Peso)	31.675	34.175	34.237	30.924
Venezuela (Bolivar Fuerte) (3)	9,950.249	735.294	9,950.249	710.227

(1)	Average exchange rate for the period.
(2)	Exchange rates as of 30/09/17 and 31/12/16.
(3)	After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-September 2017 period Telefónica uses a synthetic exchange rate of 8,422 Venezuelan bolivars fuertes per dollar at September 2017.

NET FINANCIAL DEBT STRUCTURE BY CURRENCY

Unaudited figures

	September 2017
	EUR	LATAM	GBP	USD
Net financial debt structure by currency	83%	9%	7%	1%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	September 2017
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities (1)	83%	16%	1%

(1)	Includes positive value of derivatives and other financial debt.

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa3	P-3	Stable	07/11/2016
Fitch[1]	BBB	F-3	Stable	05/09/2016
S&P1	BBB	A-2	Stable	17/05/2016

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

02

TELEFÓNICA ESPAÑA

(y-o-y changes in organic terms)

In the third quarter of 2017, Telefónica España’s service revenues returned to y-o-y growth (+0.4%) driven by the improved performance of all the segments vs. the previous quarter.

Commercial activity has progressively improved in the last three months, reflecting the focus on value and the results of the two new “Fusión+” options launched in July (“Fusión Series” for €60 and “Fusión #0” for €45), which incorporated the TV service and its functions to the entire convergent portfolio.

“Movistar Fusión” customers grew 2% y-o-y and penetration stood at 85% in broadband and TV, and 78% in contract mobile, after posting net quarterly additions of 10k customers, due to the improvement in gross additions (+22% q-o-q; +16% y-o-y). The quarterly ARPU (€87.6) accelerated its y-o-y growth up to 7.1% on the updated tariffs and the improved value mix, which is reflected in the greater weight of Fusión customers with UBB fibre (39%; +4 p.p. y-o-y), with TV (73%; +5 p.p.) and high-value bundles (26%; +2 p.p. q-o-q).

Mobile accesses grew for a third quarter in a row, with 130k net additions, the highest since the fourth quarter of 2010, reflecting the success of the “totalisation” strategy, the positive performance of portability, and the lower prepay net loss. In contract, total accesses grew 5% y-o-y (225k net additions, the highest in the last ten years) and churn decreased to 1.3% (-0.1 p.p. q-o-q).

Fixed telephony accesses (-4% y-o-y) sustained their improving trend (-76k vs. -121k in the second quarter) primarily supported by the larger volume of gross additions. Fixed broadband accesses remained virtually stable (-2k) as did the quarterly churn. However, net additions in August and September turned positive again due to the aforementioned increase in “Fusión” gross additions. Fibre accesses represented 55% of the total broadband base (+8 p.p. y-o-y) with two thirds of these in higher speeds. Premises passed with fibre to the home totalled 18.6m at the end of September (+545k vs. June).

Pay TV net additions (100k) are worth noting, doubling the figure of the previous quarter, fostered by the new Fusión bundles launched in July.

Wholesale accesses amounted to 4.3m and slowed their decline (-6% y-o-y) because of NEBA Fibre accesses, which accelerated their growth in the quarter (132k accesses vs. 114k in Q2 17) to 672k accesses.

Revenues in the third quarter amounted to €3,184m (-0.3% y-o-y) and notably improved vs. the previous quarter (+1.6 p.p.) thanks to the return to growth of service revenues (€3,089m; +0.4% y-o-y, +1.2 p.p. quarter-on-quarter) and the improved performance of handset sales (-18.9%, +12.9 p.p. q-o-q). Total revenues in the first nine months (€9,410m) and service revenues (€9,151m) declined 1.6% and 0.6% y-o-y respectively.

Consumer revenues in the quarter (€1,677m) upheld their growth trend (+2.1% y-o-y), an improvement of 1.0 p.p. q-o-q, driven by the update of Fusión tariffs and the improved performance of mobile data revenues, partly due to the “Roam Like At Home” effect (RLAH). Fusión revenues continued to post solid progress (+9.7%, in line with to April-June) and non-convergent revenues continued to improve their trend (-11.4%; -13.0% in Q2 17).

Business revenues (€826m) decreased 1.1% y-o-y, in line with the previous quarter (-1.3%). Communications revenues improved their performance (-2.6%;-3.9% in April-June) while IT revenues moderated their pace of growth (+5.0%; affected by seasonality, +8.4% in April-June).

Other revenues (€586m) limited their decline to -2.0% y-o-y, substantially improving their performance vs. the second quarter (+3.2 p.p.), due to the improved comparison of wholesale TV revenues (sale of the same rights for “La Liga” from mid-August) and the positive effect on roaming-in from RLAH. The y-o-y decline was due to lower MVNO revenues (higher in the second half of 2016 than in the first half) and regulatory impacts (NEBA, ORLA, etc.).

Quarterly operating expenses stood at €1,954m, virtually stable y-o-y (+0.2% vs.-1.2% in the previous quarter). In January-September expenses totalled €5,935m, declining 1.5% y-o-y.

Supplies (€867m in July-September) grew by 4.2% and changed their trend vs. previous quarter (-2.4%) because of the lower decline in mobile handset consumption, the increased roaming-out expenses (RLAH) and the higher growth in football content costs due to the start of the 17/18 season. However, the net content cost of wholesale TV revenues, increased 10% y-o-y in the quarter, in line with the previous quarter (+11% in April-June).

Personnel expenses (€505m) decreased 4.5%, affected by y-o-y savings from the employment suspension plan (€29m), and accelerated its decline vs. the second quarter, which was affected by an extraordinary expense. Headcount at the end of September totalled 27,759 employees (-4.9% y-o-y).

Other operating expenses (€582m) reduced by 1.1% y-o-y (+1.0% in the previous quarter).

OIBDA stood at €1,306m in the quarter and €3,731m in January-September, though the y-o-y variation was affected by capital gains from the sale of real estate assets in the third quarter of 2016 (€38m) and in the second quarter of 2017 (€8m).

Excluding those capital gains, quarterly OIBDA decreased by 0.6% y-o-y (-1.7% in January-September), which is an improvement of 1.5 p.p. vs. the previous quarter driven by the better revenue performance. Thus, OIBDA margin expanded to 41.0% in the quarter (+0.7 p.p. quarter-on-quarter and -0.1 p.p. y-o-y excluding capital gains).

CapEx up to September totalled €1,097m (-14.5% y-o-y), reflecting the reduced pace of deployment in fibre and 4G networks compared to 2016 and the capture of efficiencies, and operating cash flow grew solidly to €2,634m (+4.7% y-o-y, excluding capital gains).

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2017	2016	Reported	Organic	2017	2016	Reported	Organic
Revenues	9,410	9,569	(1.7)	(1.6)	3,184	3,195	(0.3)	(0.3)
Mobile handset revenues	259	355	(26.9)	(26.9)	95	117	(18.9)	(18.9)
Revenues ex-mobile handset revenues	9,151	9,214	(0.7)	(0.6)	3,089	3,078	0.4	0.4
Consumer (1)	4,951	4,906	0.9	0.9	1,677	1,644	2.1	2.1
Fusión	3,334	3,043	9.5	9.5	1,150	1,049	9.7	9.7
Non-Fusión	1,617	1,863	(13.2)	(13.2)	527	595	(11.4)	(11.4)
Business	2,536	2,555	(0.8)	(0.8)	826	835	(1.1)	(1.1)
Communications	1,981	2,043	(3.0)	(3.0)	650	668	(2.6)	(2.6)
IT	554	513	8.1	8.1	175	167	5.0	5.0
Other (2)	1,664	1,753	(5.1)	(4.8)	586	600	(2.3)	(2.0)
Internal expenditure capitalized in fixed assets	229	243	(5.7)	(5.7)	76	74	3.6	3.6
Operating expenses	(5,935)	(5,947)	(0.2)	(1.5)	(1,954)	(1,950)	0.2	0.2
Supplies	(2,539)	(2,497)	1.7	1.7	(867)	(833)	4.2	4.2
Personnel expenses	(1,626)	(1,660)	(2.1)	(6.6)	(505)	(529)	(4.6)	(4.5)
Other operating expenses	(1,771)	(1,790)	(1.1)	(1.1)	(582)	(589)	(1.1)	(1.1)
Other net income (expense)	0	(2)	c.s.	c.s.	(11)	(0)	n.m.	n.m.
Gain (loss) on sale of fixed assets	33	47	(30.7)	(30.7)	15	37	(60.5)	(60.5)
Impairment of goodwill and other assets	(5)	(3)	99.8	99.8	(4)	(1)	n.m.	n.m.
Operating income before D&A (OIBDA)	3,731	3,907	(4.5)	(2.4)	1,306	1,354	(3.5)	(3.4)
OIBDA Margin	39.7%	40.8%	(1.2 p.p. )	(0.3 p.p. )	41.0%	42.4%	(1.3 p.p. )	(1.3 p.p. )
CapEx	1,097	1,289	(14.9)	(14.5)	392	395	(0.8)	(0.7)
Spectrum	—	7	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	2,634	2,617	0.7	3.5	914	958	(4.6)	(4.5)

Notes:

•	Since 1 January, 2016, T. España reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations), and includes the results of the data center business, of T. Studios and of T. Servicios Audiovisuales, which where before presented in Other Companies & Eliminations.

•	The results of T. España do not include intra-group capital gains resulting from the transfer of towers to Telxius.

•	T. Personalizadas has been deconsolidated since 1 January, 2017.

•	OIBDA before management and brand fees.

(1)	Consumer revenues include residential and SOHO revenues.
(2)	Other revenues include wholesale, subsidiaries and other revenues.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	36,791.3	36,765.2	36,769.8	36,709.4	36,537.3	36,464.3	36,614.6	(0.4)
Fixed telephony accesses (1)	9,910.6	9,854.2	9,783.7	9,720.2	9,584.2	9,463.3	9,387.4	(4.1)
Internet and data accesses	6,012.8	6,061.6	6,076.6	6,094.5	6,075.9	6,044.4	6,040.7	(0.6)
Broadband	5,978.6	6,030.2	6,045.3	6,067.3	6,050.9	6,020.1	6,017.6	(0.5)
FTTH	2,458.3	2,675.7	2,830.7	2,998.3	3,127.8	3,213.5	3,309.3	16.9
Mobile accesses	17,140.1	17,094.4	17,198.2	17,237.7	17,261.7	17,289.8	17,419.6	1.3
Prepay	2,675.7	2,579.7	2,466.1	2,329.3	2,135.9	2,000.4	1,905.4	(22.7)
Contract	14,464.5	14,514.7	14,732.1	14,908.4	15,125.7	15,289.4	15,514.1	5.3
M2M	1,827.2	1,890.5	1,968.8	2,006.3	2,015.6	1,974.7	2,020.9	2.6
Pay TV (2)	3,727.8	3,755.0	3,711.4	3,657.0	3,615.6	3,666.8	3,766.9	1.5

Wholesale Accesses	4,866.9	4,693.3	4,589.3	4,525.5	4,442.3	4,377.8	4,295.7	(6.4)
Fibre	176.6	210.3	259.7	324.9	426.2	539.7	671.7	158.6

Total Accesses	41,658.2	41,458.6	41,359.2	41,234.9	40,979.6	40,842.1	40,910.3	(1.1)

(1)	Includes fixed wireless and VoIP accesses.

TELEFÓNICA ESPAÑA

CONSUMER ACCESSES (Fusión + non-Fusión)

Unaudited figures (thousands)

	2016				2017
	March	June	September	December	March	June	September	% Chg
Fixed telephony accesses	7,428.5	7,382.1	7,319.0	7,260.4	7,146.2	7,041.5	6,972.1	(4.7)
Internet and data accesses	5,145.4	5,186.4	5,195.5	5,207.8	5,195.3	5,174.0	5,178.0	(0.3)
Mobile accesses	11,759.7	11,676.5	11,691.5	11,732.3	11,754.9	11,813.6	11,885.8	1.7
Prepay	2,675.7	2,579.7	2,466.1	2,329.3	2,135.9	2,000.4	1,905.4	(22.7)
Contract	9,084.0	9,096.8	9,225.4	9,403.0	9,618.9	9,813.2	9,980.3	8.2
Pay TV	3,727.8	3,755.0	3,711.4	3,657.0	3,615.6	3,666.8	3,766.9	1.5

Total Consumer Accesses	28,061.4	28,000.0	27,917.4	27,857.6	27,711.8	27,695.9	27,802.7	(0.4)

TOTAL MOBILE ACCESSES

Unaudited figures

	2016				2017
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	84.4%	84.9%	85.7%	86.5%	87.6%	88.4%	89.1%	3.4 p.p.
Smartphones (‘000)	10,200.2	10,295.8	10,500.3	10,715.8	10,800.7	11,240.4	11,473.6	9.3
Smartphone penetration (%)	67.2%	68.3%	69.5%	70.9%	71.3%	73.8%	74.8%	5.3 p.p.
LTE (‘000)	4,520.7	5,050.0	5,444.0	6,073.0	6,589.6	6,976.3	7,322.8	34.5
LTE penetration (%)	29.5%	33.2%	35.7%	39.9%	43.2%	45.6%	47.6%	11.8 p.p.

CONSUMER FUSIÓN

Unaudited figures (thousands)

	2016				2017
	March	June	September	December	March	June	September	% Chg
Fusión Customers	4,209.1	4,268.8	4,286.1	4,333.2	4,379.0	4,374.7	4,384.7	2.3
Fibre 100/300	1,267.4	1,345.9	1,491.0	1,593.5	1,669.1	1,677.9	1,691.3	13.4
IPTV/Satellite	2,768.6	2,873.6	2,914.9	2,943.1	2,970.9	3,071.9	3,218.7	10.4
Mobile add-ons	2,023.3	2,084.1	2,302.7	2,542.0	2,861.6	3,138.5	3,365.9	46.2

CONSUMER FUSIÓN

Unaudited figures

	2016				2017
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg
Fusión ARPU (EUR)	78.2	79.8	81.8	81.6	81.6	84.8	87.6	7.1
Fusión churn	1.3%	1.1%	1.3%	1.4%	1.4%	1.3%	1.5%	0.2 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg
Fusión ARPU (EUR)	78.2	79.0	79.9	80.4	81.6	83.2	84.7	6.0
Fusión churn	1.3%	1.2%	1.2%	1.3%	1.4%	1.4%	1.4%	0.2 p.p.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg
Total data traffic (TB)	1,333,989	2,697,613	4,140,131	5,690,140	1,473,501	3,166,713	4,860,008	17.4
Fixed data traffic	1,291,860	2,610,901	3,991,793	5,479,375	1,406,556	3,009,891	4,581,394	14.8
Mobile data traffic	42,129	86,712	148,338	210,765	66,944	156,821	278,614	87.8

Notes:

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

03

TELEFÓNICA DEUTSCHLAND

(y-o-y changes in organic terms)

In a dynamic competitive environment increasingly focused on the monetisation opportunity driven by larger data buckets, T. Deutschland maintained solid operational momentum in the quarter. Data usage again showed significant y-o-y growth, supported by the good reception from new and existing customers of the O2 Free 15 anniversary promotions and the new O2 Free portfolio (launched at the beginning of September).

Contract mobile customers (21.1m; +4% y-o-y) posted quarterly net additions of 183k (+197k in the second quarter) with a resilient contribution from partners (53% of gross additions; 55% in the previous quarter). Prepay customers stood at 23.8m (stable y-o-y), with quarterly net disconnections of 535k (+322k in April-June) reflecting the lower demand from customers as a result of the prepaid regulatory identification requirement (since July 2017) and from European visitors following “Roam Like At Home” (RLAH) regulation. Smartphone penetration raised 1 p.p. q-o-q to 59%, LTE accesses (15.7m) were 48% up y-o-y and penetration (36%) increased 11 p.p. y-o-y. The average data usage for O2 contract LTE customers up 51% y-o-y to 2.4 GB. O2 Free 15 customers showed an even higher average usage of >5GB, reflecting the successful approach to stimulate customer usage while generating ARPU-up potential.

Retail broadband accesses remained broadly stable y-o-y at 2.1m, while the strong demand for VDSL (103k quarterly net additions; 1.6x y-o-y) pushed the VDSL base to 1.1m (+45% y-o-y). Wholesale DSL (298k accesses) registered 130k net disconnections due to the planned dismantling of the legacy infrastructure.

Third quarter revenues totalled €1,850m and improved their trend to -1.3% y-o-y (-3.1% to €5,392m in the nine months period). Mobile service revenues decreased 3.6% y-o-y to €1,344m (-3.3% for January to September), on strong regulatory headwinds (MTR and RLAH), OTT-trends, the higher share of wholesale revenues and the ongoing legacy base rotation. Ex-regulation, MSR performance improved sequentially 0.3 p.p. to -0.1% y-o-y. Handset revenues in the quarter (€290m) improved their y-o-y growth to 27.9% (+7.3% in Jan-Sep) and benefitted from stock clearance activities. Fixed revenues (€214m) fell 12.8% y-o-y due to the lower retail DSL base and the planned phasing-out of the wholesale DSL business.

Operating expenses stood at €1,426m in July-September and decreased 0.9% y-o-y (€4,122m in the first nine months; -5.4% y-o-y). Supplies (€627m) increased 9.6% y-o-y (-1.6% in January-September) on higher hardware costs driven by higher volumes and the impact of usage elasticity effects on wholesale costs for outbound roaming. Personnel expenses (€158m) increased 2.2% vs. July-September 2016 (-0.5% in the first nine month) mainly due to the insourcing of external employees (e.g. in customer service), that offset savings from the employee restructuring programme. Other operating expenses (€641m in the quarter) were down 10.0% y-o-y (-9.7% in the first nine months) on the back of successful synergy capture (network consolidation and FTE restructuring). Restructuring costs amounted to €21m in Jul-Sep (€22m in the third quarter of 2016).

OIBDA reached €457m in the quarter and fell 0.1% y-o-y (€1,318m in January-September; +1.7% y-o-y) reflecting investments in the market to drive commercial momentum with the offers of the O2 brand and regulatory effects (-€28m in Jul-Sep, mainly “RLAH”). On the other hand, incremental synergy related savings had a positive contribution of ~€40m (~€115m in January-September). After nine months of execution, guidance range for FY 17 OIBDA is refined to “Flat to low single-digit % growth”. OIBDA margin stood at 24.7% in the quarter (+0.3 p.p. y-o-y).

CapEx totalled €688m in January-September 2017 (-7.4% y-o-y), benefitting from incremental CapEx synergies of ~€50m, and was devoted to network integration, further LTE network rollout and bringing fibre to the backhaul as 5G preparation.

Operating cash flow (OIBDA-CapEx) totalled €630m in January-September 2017; up 12.9% y-o-y.

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2017	2016	Reported	Organic	2017	2016	Reported	Organic
Revenues	5,392	5,567	(3.1)	(3.1)	1,850	1,876	(1.3)	(1.3)
Mobile Business	4,727	4,808	(1.7)	(1.7)	1,634	1,621	0.8	0.8
Mobile service revenues	3,954	4,088	(3.3)	(3.3)	1,344	1,394	(3.6)	(3.6)
Data revenues	2,238	2,245	(0.3)	(0.3)	750	767	(2.2)	(2.2)
Handset revenues	772	720	7.3	7.3	290	227	27.9	27.9
Fixed Business	654	743	(12.0)	(12.0)	214	245	(12.8)	(12.8)
FBB and new services (1)	507	566	(10.5)	(10.5)	163	187	(12.8)	(12.8)
Voice & access revenues	147	177	(16.8)	(16.8)	51	59	(12.8)	(12.8)
Internal expenditure capitalized in fixed assets	76	79	(4.8)	(4.8)	27	28	(2.9)	(2.9)
Operating expenses	(4,122)	(4,362)	(5.5)	(5.4)	(1,426)	(1,439)	(0.9)	(0.9)
Supplies	(1,759)	(1,778)	(1.1)	(1.6)	(627)	(572)	9.6	9.6
Personnel expenses	(471)	(488)	(3.5)	(0.5)	(158)	(155)	2.4	2.2
Other operating expenses	(1,893)	(2,095)	(9.7)	(9.7)	(641)	(712)	(10.0)	(10.0)
Other net income (expense)	(29)	14	c.s.	(98.4)	5	(9)	c.s.	n.m.
Gain (loss) on sale of fixed assets	1	—	—	—	—	(0)	c.s.	c.s.
Impairment of goodwill and other assets	—	—	—	—	—	—	—	—
Operating income before D&A (OIBDA)	1,318	1,299	1.4	1.7	457	456	0.1	(0.1)
OIBDA Margin	24.4%	23.3%	1.1 p.p.	1.2 p.p.	24.7%	24.3%	0.4 p.p.	0.3 p.p.
CapEx	688	748	(8.0)	(7.4)	254	315	(19.6)	(19.2)
Spectrum	1	4	(86.7)	(86.7)	—	2	—	—
OpCF (OIBDA-CapEx)	630	552	14.1	12.9	203	141	44.4	36.6

Notes:

•	Since 1 May, 2016, T. Deutschland reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations)

•	Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of T. Deutschland do not include intra-group capital gains resulting from the transfer of towers to Telxius.

•	OIBDA before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA DEUTSCHLAND

ACCESSES.

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	47,341.7	47,754.9	48,404.8	48,655.5	48,988.0	49,478.7	49,105.1	1.4
Fixed telephony accesses (1)	2,002.8	2,007.4	2,006.5	2,010.3	2,000.1	1,987.9	1,979.3	(1.4)
Internet and data accesses	2,330.9	2,329.8	2,324.8	2,324.5	2,312.5	2,297.2	2,284.2	(1.7)
Broadband	2,101.5	2,103.9	2,101.6	2,104.0	2,095.3	2,082.4	2,072.5	(1.4)
FTTx	593.0	669.3	731.8	805.5	872.2	959.9	1,062.5	45.2
Mobile accesses	43,008.0	43,417.8	44,073.5	44,320.7	44,675.3	45,193.6	44,841.6	1.7
Prepay	23,743.5	23,814.2	23,872.8	23,784.0	23,967.0	24,288.6	23,753.8	(0.5)
Contract	19,264.4	19,603.6	20,200.7	20,536.6	20,708.4	20,905.0	21,087.8	4.4
M2M	682.2	704.3	748.0	787.8	830.1	896.8	969.4	29.6
Wholesale Accesses	910.5	850.1	790.8	691.0	561.8	428.0	297.9	(62.3)

Total Accesses	48,252.2	48,605.0	49,195.6	49,346.4	49,549.8	49,906.7	49,402.9	0.4

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	44.8%	45.2%	45.8%	46.3%	46.4%	46.3%	47.0%	1.2 p.p.
Smartphones (‘000)	23,083.0	23,707.1	25,353.5	25,623.1	24,781.1	25,227.4	25,554.2	0.8
Smartphone penetration (%)	55.4%	56.2%	59.2%	59.5%	57.0%	57.4%	58.7%	(0.5 p.p.)
LTE (‘000)	8,690.5	9,399.8	10,566.3	12,063.1	13,967.6	14,422.0	15,679.2	48.4
LTE penetration (%)	20.5%	22.0%	24.4%	27.7%	31.9%	32.6%	35.7%	11.4 p.p.
Mobile churn (quarterly)	2.5%	2.1%	2.1%	2.3%	1.9%	1.9%	2.1%	0.0 p.p.
Contract (1)	1.8%	1.6%	1.5%	1.6%	1.6%	1.5%	1.6%	0.1 p.p.
Mobile churn (cumulative YTD)	2.5%	2.3%	2.2%	2.3%	1.9%	1.9%	2.0%	(0.3 p.p.)
Contract (1)	1.8%	1.7%	1.5%	1.6%	1.6%	1.6%	1.6%	0.1 p.p.
Mobile ARPU (EUR)(cumulativeYTD)	10.3	10.3	10.4	10.3	9.6	9.6	9.7	(6.8)
Prepay	5.7	5.7	5.8	5.7	5.0	5.1	5.1	(11.4)
Contract (1)	16.6	16.6	16.6	16.5	15.5	15.5	15.6	(6.1)
Fixed data traffic (TB) (cumulative YTD)	612,603	1,216,470	1,811,886	2,518,545	709,516	1,399,083	2,063,429	13.9
Mobile data traffic (TB) (cumulative YTD)	51,599	113,324	187,685	269,326	86,423	185,036	295,720	57.6

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

04

TELEFÓNICA UK

(y-o-y changes in organic terms)

Telefónica UK delivered another solid quarterly performance. The company continued to demonstrate the success of its customer-led, mobile-first strategy with more connections, sustained leading churn levels, improved customer metrics and robust revenue growth–excluding the impact of regulation, with a significant effect from “Roam Like At Home” (RLAH) in the quarter.

Total mobile accesses were stable y-o-y at 25.3m, contract net additions totalled 93k (vs. 78k in the second quarter) and the contract base grew 1% y-o-y (representing 63% of the total, +1 p.p. y-o-y), while churn remained broadly stable y-o-y at 1.0%. Furthermore, the LTE base grew 9% y-o-y to 12.6m accesses with a penetration of 58% (+6 p.p. y-o-y). Prepay quarterly net additions amounted to 50k.

Revenues continued to grow this quarter, up 1.1% y-o-y to €1,602m (+1.9% in January-September, €4,810m), with positive growth in both MSR and wholesale and other revenues more than offsetting regulatory impacts (-2.6 p.p. in the quarter).

Mobile service revenues reached €1,258m (+0.4% y-o-y; +1.0% in January-September), with increased regulatory impacts from roaming and MTRs offset by higher average subscriptions with larger data allowances, out-of-bundle revenues, the update of tariffs for RPI (in effect since April), as well as further growth in Telefónica UK’s MVNO revenues. Excluding the regulatory impacts, MSR grew 3.5% y-o-y in the third quarter (+2.1% in the second quarter).

Handset & other revenues increased 3.8% y-o-y to €344m (+5.5% in January-September), mainly driven by positive contributions from the smart metering programme (SMIP) and ICT solutions for business customers.

Operating expenses were up 2.9% y-o-y (+2.8% in January-September), totalling €1,219m in July-September. Supplies (€767m) grew 4.6% y-o-y in the quarter mainly due to increasing handset costs and higher roaming costs following regulatory changes and associated usage growth. Personnel expenses were broadly stable (+0.5%) y-o-y and totalled €110m. Other expenses were down 0.2% vs. third quarter 2016, reaching €342m, reflecting cost base control.

OIBDA totalled €412m in the quarter, -4.7% y-o-y (€1,261m, -0.2% in January-September), with the decline mainly driven by the negative impact of regulatory changes to European roaming charges (-€48m in the quarter).

Thus, OIBDA margin stood at 25.7% in the quarter (-1.6 p.p. y-o-y) and 26.2% in the nine months to September (-0.6 p.p. y-o-y).

CapEx amounted to €604m in January-September (+0.6% y-o-y). Ongoing network investments continued to improve the customer experience as well as the rollout of LTE with 98% outdoor population coverage (+5 p.p. y-o-y) reached as of September; this helped drive LTE base growth.

Operating cash flow (OIBDA-CapEx) decreased by 0.9% y-o-y in the first nine months to reach €658m.

TELEFÓNICA UK

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January—September		% Chg		July—September		% Var
	2017	2016	Reported	Organic	2017	2016	Reported	Organic
Revenues	4,810	5,140	(6.4)	1.9	1,602	1,676	(4.4)	1.1
Mobile service revenues (1)	3,789	4,085	(7.3)	1.0	1,258	1,325	(5.1)	0.4
Data revenues	2,186	2,356	(7.2)	1.1	718	779	(7.8)	(2.3)
Handset revenues and other (1)	1,021	1,055	(3.2)	5.5	344	351	(2.0)	3.8
Internal expenditure capitalized in fixed assets	86	107	(19.5)	(12.3)	27	37	(27.1)	(22.3)
Operating expenses	(3,637)	(3,855)	(5.7)	2.8	(1,219)	(1,253)	(2.8)	2.9
Supplies	(2,246)	(2,368)	(5.2)	3.3	(767)	(774)	(1.0)	4.6
Personnel expenses	(332)	(383)	(13.3)	(5.3)	(110)	(116)	(5.1)	0.5
Other operating expenses	(1,059)	(1,104)	(4.0)	4.5	(342)	(363)	(5.8)	(0.2)
Other net income (expense)	1	(14)	c.s.	c.s.	0	(1)	c.s.	c.s.
Gain (loss) on sale of fixed assets	2	(3)	c.s.	c.s.	2	(0)	c.s.	c.s.
Impairment of goodwill and other assets	—	—	—	—	—	—	—	—
Operating income before D&A (OIBDA)	1,261	1,375	(8.3)	(0.2)	412	458	(10.0)	(4.7)
OIBDA Margin	26.2%	26.8%	(0.5 p.p. )	(0.6 p.p. )	25.7%	27.3%	(1.6 p.p. )	(1.6 p.p. )
CapEx	604	654	(7.7)	0.6	170	238	(28.7)	(23.4)
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	658	721	(8.9)	(0.9)	242	219	10.4	15.2

Notes:

(1)	T. UK mobile service revenues include revenues from MVNOs since 1 January 2017, which were previously accounted as “Handset revenues and others”; these criteria are applied across T. Group. For comparative purposes, mobile service revenues and handset revenues for 2016 are reported using the same criteria.
•	OIBDA before management and brand fees.

TELEFÓNICA UK

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	September	% Chg
Fixed telephony accesses (1)	249.8	257.7	264.7	272.6	277.2	281.3	281.9	6.5
Internet and data accesses	21.5	22.3	23.1	23.7	24.0	24.7	24.8	7.3
Broadband	21.5	22.3	23.1	23.7	24.0	24.7	24.8	7.3
Mobile accesses	24,933.0	25,172.5	25,404.2	25,462.7	25,009.3	25,139.7	25,283.0	(0.5)
Prepay	9,640.1	9,745.8	9,778.0	9,701.4	9,375.4	9,427.4	9,477.4	(3.1)
Contract (2)	15,292.8	15,426.7	15,626.2	15,761.3	15,633.9	15,712.3	15,805.6	1.1
M2M	3,143.4	3,176.8	3,250.9	3,266.9	3,330.3	3,373.1	3,434.4	5.6

Total Accesses	25,204.2	25,452.6	25,692.0	25,759.0	25,310.5	25,445.6	25,589.7	(0.4)

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes the disconnection of 228 thousand inactive contract accesses in the first quarter 2017.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	61.3%	61.3%	61.5%	61.9%	62.5%	62.5%	62.5%	1.0 p.p.
Smartphones (‘000)	13,267.7	13,301.8	14,130.8	14,680.8	14,910.2	15,514.3	15,667.9	10.9
Smartphone penetration (%)	62.8%	62.4%	65.9%	68.4%	71.2%	73.8%	74.3%	8.4 p.p.
LTE (‘000) (1)	9,460.3	10,783.4	11,530.3	12,092.4	12,438.0	12,592.0	12,611.0	9.4
LTE penetration (%)	43.4%	49.0%	52.0%	54.5%	57.4%	57.8%	57.7%	5.7 p.p.
Mobile churn (quarterly)	2.0%	1.5%	1.8%	2.1%	2.2%	1.5%	1.7%	(0.1 p.p.	)
Contract (2)(3)	0.9%	0.8%	0.9%	1.0%	1.5%	1.0%	1.0%	0.1 p.p.
Mobile churn (cumulative YTD)	2.0%	1.8%	1.8%	1.9%	2.2%	1.9%	1.8%	0.0 p.p.
Contract (2)(3)	0.9%	0.9%	0.9%	0.9%	1.5%	1.2%	1.1%	0.3 p.p.
Mobile ARPU (EUR)(cumulative YTD)	17.9	17.7	17.3	17.0	16.1	16.1	16.0	0.5
Prepay	7.8	7.7	7.5	7.5	7.3	7.1	7.0	2.4
Contract (2)(3)	30.1	29.9	29.3	28.8	26.6	27.0	26.8	(0.3)
Mobile data traffic (TB) (cumulative YTD)	49,648	105,368	170,977	244,957	79,926	173,446	280,109	63.8

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Giffgaff accesses included since 1 January 2017, and also given for comparative purposes since January 2016.
(2)	Excludes M2M.
(3)	Includes the disconnection of 228 thousand inactive contract accesses in the first quarter 2017.

05

TELEFÓNICA BRASIL

(y-o-y changes in organic terms)

In the third quarter of 2017, Telefónica Brasil once again posted solid revenue and OIBDA growth with margin expansion thanks to its differential assets which place the Company as the benchmark operator in terms of quality and customer satisfaction. This positioning was reinforced during the third quarter with the accelerated deployment of 4G, enabling the company to achieve a population coverage of 76% (leaders in most Brazilian states) and of FTTx, with 18.0m premises passed (216 cities covered as of September, 12 new in 2017).

The continuous improvement in the customer base quality was reflected in the performance of mobile accesses (+1% y-o-y in September), with a 10% y-o-y growth in contract after recording net additions in the quarter of 981k accesses (2.3m in the first nine months) and capturing 46% of the market’s new accesses by August (42.3% contract market share in August). Likewise, LTE accesses rose by 73% y-o-y (46% penetration, +19 p.p. y-o-y) and smartphones by 8% (80% penetration, +5 p.p. y-o-y). Thus, ARPU increased by 1% y-o-y vs. the third quarter 2016 (+3% in the first nine months).

Retail fixed broadband accesses (7.5m as of September; +2% y-o-y) continued to be boosted by FTTx accesses (4.5m, +9% y-o-y), with 106k net additions in the quarter (326k in nine months) and a 11% y-o-y ARPU growth. The pay TV strategy continued to focus on value, with a greater adoption of IPTV (accesses +54% y-o-y; 28k net additions in the quarter) and thus ARPU increased 7% y-o-y.

Revenues in the third quarter (€2,935m) increased by 1.2% y-o-y (+1.5% in the first nine months) with a positive growth in service revenues, despite the regulatory impacts (-1.9 p.p. y-o-y change in the quarter and -2.0 p.p. in the nine months) and the lower handset sales (-0.5 p.p. in the quarter and in January-September).

Mobile service revenues (€1,713m in July-September) increased by 3.8% y-o-y in the quarter (+4.6% in the first nine months) driven by data revenues (+28.2%). Fixed revenues decreased by 1.2% in the quarter (-1.5% in the first nine months), highlighting the acceleration in broadband and new service revenues (+9.7% in the quarter; +8.4% January-September), which virtually offset the negative impact of the regulation and lower voice revenues.

Operating expenses (€1,938m in the quarter) decreased by 1.1% y-o-y (-0.8% in January-September) as a result of efficiency measures and digitalisation (increase in e-billing and e-care services penetration). Supplies (€553m) decreased 5.0% y-o-y in the quarter thanks to the synergies achieved in pay TV content and lower interconnection expenses. Personnel expenses (€283m) declined 5.1% y-o-y in the quarter positively affected by the restructured carried out in recent years. Other operating expenses (€1,103m) grew 2.2% compared with July-September 2016 due to greater commercial expenses associated with the growth in value.

Thus, OIBDA rose to €1,024m in the third quarter and grew y-o-y for the third consecutive quarter (+6.0%; +6.8% in the nine months). OIBDA margin stood at 34.9% in the quarter and at 34.6% in the nine months (+1.6 and +1.7 p.p. y-o-y respectively).

CapEx in the first nine months of 2017 (€1,513m; +2.5% y-o-y) was primarily allocated to expanding 4G, 4G+ and fibre networks. As a result, operating cash flow (OIBDA-CapEx) amounted to €1,649m in the first nine months (+11.1% y-o-y). In this period, the synergies from the purchase of GVT had a positive impact on the operating cash flow of approximately €392m (€939m since the second quarter of 2015).

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2017	2016	Reported	Organic	2017	2016	Reported	Organic
Revenues	9,128	8,035	13.6	1.5	2,935	2,950	(0.5)	1.2
Mobile Business	5,563	4,812	15.6	3.6	1,782	1,775	0.4	2.8
Mobile service revenues	5,344	4,579	16.7	4.6	1,713	1,690	1.3	3.8
Data revenues	3,796	2,572	47.6	32.3	1,248	991	25.9	28.2
Handset revenues	219	233	(6.0)	(15.8)	68	85	(19.3)	(17.2)
Fixed Business	3,565	3,223	10.6	(1.5)	1,153	1,175	(1.8)	(1.2)
FBB and new services (1)	1,501	1,222	22.8	8.4	525	465	12.9	9.7
Pay TV	408	367	11.0	(0.6)	131	135	(2.8)	(0.5)
Voice & access revenues	1,656	1,634	1.4	(9.3)	497	575	(13.5)	(10.5)
Internal expenditure capitalized in fixed assets	107	81	31.7	17.9	33	29	12.0	15.1
Operating expenses	(6,047)	(5,473)	10.5	(0.8)	(1,938)	(1,998)	(3.0)	(1.1)
Supplies	(1,723)	(1,656)	4.1	(7.2)	(553)	(594)	(7.0)	(5.0)
Personnel expenses	(902)	(840)	7.4	(1.3)	(283)	(302)	(6.3)	(5.1)
Other operating expenses	(3,422)	(2,977)	14.9	2.9	(1,103)	(1,102)	0.1	2.2
Other net income (expense)	(24)	(22)	9.1	(4.9)	(8)	(3)	n.m.	n.m.
Gain (loss) on sale of fixed assets	(12)	1	c.s.	c.s.	3	0	n.m.	n.m.
Impairment of goodwill and other assets	11	(2)	c.s.	c.s.	(0)	(1)	(76.6)	c.s.
Operating income before D&A (OIBDA)	3,162	2,621	20.6	6.8	1,024	978	4.7	6.0
OIBDA Margin	34.6%	32.6%	2.0 p.p.	1.7 p.p.	34.9%	33.2%	1.7 p.p.	1.6 p.p.
CapEx	1,513	1,369	10.6	2.5	598	577	3.7	12.6
Spectrum	—	47	—	—	—	47	—	—
OpCF (OIBDA-CapEx)	1,649	1,253	31.7	11.1	426	402	6.2	(1.8)

Notes:

•	Since 1 July 2017 T. Brasil includes the results of Terra. For organic comparative purposes Terra’s results are included since 1 July 2016.

•	Since 1 April 2016, T. Brasil reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations)

•	Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of the T. Brasil do not include intra-group capital gains resulting from the transfer of towers to Telxiu.

•	OIBDA before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2016				2017
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	97,283.7	97,121.4	97,276.6	97,204.2	97,331.7	97,679.1	97,732.9	0.5
Fixed telephony accesses (1)	14,945.4	14,742.1	14,629.9	14,338.4	14,242.0	14,167.6	14,007.3	(4.3)
Internet and data accesses	7,294.2	7,321.8	7,397.5	7,383.2	7,439.6	7,537.2	7,554.0	2.1
Broadband	7,229.2	7,263.5	7,325.3	7,311.0	7,369.5	7,468.6	7,485.5	2.2
FTTx/Cable	3,954.5	4,023.2	4,115.4	4,145.8	4,226.8	4,365.9	4,472.2	8.7
Mobile accesses	73,257.4	73,296.1	73,486.9	73,769.8	73,988.8	74,327.1	74,553.6	1.5
Prepay	42,011.5	41,669.4	40,995.6	40,387.2	40,171.5	39,652.1	38,897.4	(5.1)
Contract	31,245.8	31,626.7	32,491.3	33,382.6	33,817.3	34,675.0	35,656.2	9.7
M2M	4,390.0	4,590.3	4,770.4	5,005.1	5,271.5	5,590.8	5,845.3	22.5
Pay TV	1,786.7	1,761.4	1,762.2	1,712.7	1,661.3	1,647.2	1,618.0	(8.2)
Wholesale Accesses	21.0	20.7	18.7	17.9	17.5	17.0	16.9	(9.8)

Total Accesses T. Brasil	97,304.7	97,142.1	97,295.4	97,222.2	97,349.2	97,696.1	97,749.8	0.5

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	42.7%	43.1%	44.2%	45.3%	45.7%	46.7%	47.8%	3.6 p.p.
Smartphones (‘000)	40,327.0	39,670.8	49,573.1	50,008.2	50,647.3	52,687.8	53,323.6	7.6
Smartphone penetration (%)	61.0%	60.0%	74.8%	75.2%	76.0%	78.8%	79.5%	4.7 p.p.
LTE (‘000)	12,498.3	15,115.2	18,295.7	22,240.9	25,422.1	28,645.5	31,645.4	73.0
LTE penetration (%)	18.1%	22.0%	26.6%	32.3%	37.0%	41.7%	46.1%	19.5 p.p.
Mobile churn (quarterly)	3.3%	3.1%	3.4%	3.5%	3.3%	3.3%	3.4%	(0.0 p.p.	)
Contract (1)	1.8%	1.9%	1.8%	1.7%	1.6%	1.8%	1.9%	0.1 p.p.
Mobile churn (cumulative YTD)	3.3%	3.2%	3.3%	3.4%	3.3%	3.3%	3.4%	0.0 p.p.
Contract (1)	1.8%	1.8%	1.8%	1.8%	1.6%	1.7%	1.8%	(0.0 p.p.	)
Mobile ARPU (EUR)(cumulative YTD)	6.1	6.4	6.8	7.1	8.2	8.0	7.8	3.2
Prepay	3.2	3.3	3.5	3.4	4.1	3.9	3.8	(2.1)
Contract (1)	11.5	12.1	12.9	12.9	15.4	15.1	14.6	1.8
Mobile data traffic (TB) (cumulative YTD)	79,146	164,803	265,603	379,541	129,160	286,854	471,023	77.3

Fixed telephony ARPU (EUR) (cumulative YTD)	11.3	11.7	12.2	12.3	13.7	13.3	12.7	(5.7)
Pay TV ARPU (EUR) (cumulative YTD)	20.6	21.6	23.0	23.8	28.2	27.5	27.3	6.2
Broadband ARPU (EUR) (cumulative YTD)	10.3	10.8	11.3	11.7	14.5	14.2	13.9	10.1
Fixed data traffic (TB) (cumulative YTD)	2,485,715	5,215,363	8,031,104	11,164,483	3,428,917	7,379,965	11,808,743	47.0

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

06

TELEFÓNICA HISPANOAMÉRICA

(y-o-y changes in organic terms)

In the third quarter of the year, Telefónica Hispanoamérica accelerated its y-o-y revenue growth and maintained a solid OIBDA growth thanks to the increase on high-value access penetration coupled with the execution of efficiency measures. All this translated into a strong operating cash flow growth in the first nine months of the year.

Mobile accesses rose to 110.1m at September 2017 (-4% y-o-y) affected by the net loss in low-value accesses in the prepay segment (-1.3m in the quarter; -4.8m in the first nine months). Contract accesses improved their performance vs. previous quarters (-54k accesses; -309k accesses in January-September), with the highlighting being Argentina and Colombia, which reached the highest net additions in the last 4 and 5 quarters respectively, and the reversed trend in Chile.

Likewise, the accelerated 4G deployment drove an increase in LTE accesses (+67% y-o-y; 20% penetration, +8 p.p. y-o-y) and smartphones (+12% y-o-y; 48% penetration, +7 p.p. y-o-y).

In the fixed business, the Company continued to focus on increasing the number of bundled accesses (45% fixed accesses as of September are bundled, +2 p.p. y-o-y) and the improvement of broadband networks (6.2m premises passed with FTTx and cable, +4.0m vs. September 2016). Moreover, although retail broadband accesses decreased 2% y-o-y due to the disconnection of copper accesses, FTTx and cable accesses growth accelerated and reached a new record-high again this quarter after posting 249k net adds in the quarter (1.6m accesses, 492k connected in January-September) and reached a penetration of 26% (+2 p.p. y-o-y). Additionally, pay TV accesses increased by 2% with net additions of 30k in the quarter (72k in the first nine months of the year).

Revenues in the third quarter (€2,981m) grew 16.1% y-o-y (+13.6% y-o-y in January-September), despite the tougher comparison in Argentina and Colombia (negative impact due to the seasonality of tariff updates), highlighting the acceleration in the mobile business (+21.3% y-o-y in the quarter; +17.7% in the first nine months). Fixed revenues increased 5.6% y-o-y in the quarter (+5.1% in the first nine months).

Operating expenses in the third quarter (€2,146m) increased 18.0% y-o-y (+13.9% in January-September), mainly due to the inflation impact in Venezuela and Argentina on personnel expenses (+31.6% in the quarter; +25.6% in January-September) and other operating expenses (+28.0%; +20.3% in January-September). Supplies grew y-o-y (+2.4% y-o-y; +2.7% in January-September) due to the higher interconnection expenses in Argentina (greater traffic and higher rates), which were partially offset by lower interconnection expenses in Mexico.

OIBDA showed a solid y-o-y growth again (+9.3%; +12.0% in the first nine months) and therefore OIBDA margin stood at 29.6% in the quarter (-1.8 p.p. y-o-y; 28.5% in January-September, -0.4 p.p. y-o-y).

CapEx amounted to €1,853M in the first nine months (+0.8% y-o-y) and was mainly allocated to the improvement and deployment of 4G and fixed networks. Operating cash flow (OIBDA-CapEx) amounted to €825m with a strong y-o-y growth of 26.8%.

TELEFÓNICA HISPANOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2017	2016	Reported	Organic	2017	2016	Reported	Organic
Revenues	9,400	9,144	2.8	13.6	2,981	3,129	(4.7)	16.1
Mobile Business	6,439	6,202	3.8	17.7	2,045	2,132	(4.1)	21.3
Mobile service revenues	5,611	5,553	1.1	15.9	1,770	1,915	(7.6)	19.0
Data revenues	3,105	2,722	14.1	32.0	996	925	7.6	38.2
Handset revenues	828	649	27.5	32.9	275	216	27.4	41.0
Fixed Business	2,961	2,942	0.7	5.1	936	998	(6.2)	5.6
FBB and new services revenues (1)	1,561	1,510	3.3	9.2	500	517	(3.2)	10.0
Pay TV revenues	493	449	9.8	11.7	158	156	1.4	11.1
Voice & access revenues	907	982	(7.7)	(4.2)	277	325	(14.7)	(4.1)
Internal expenditure capitalized in fixed assets	105	84	24.8	25.7	37	29	27.8	34.6
Operating expenses	(6,883)	(6,632)	3.8	13.9	(2,146)	(2,223)	(3.5)	18.0
Supplies	(2,721)	(2,723)	(0.1)	2.7	(843)	(910)	(7.4)	2.4
Personnel expenses	(1,197)	(1,105)	8.3	25.6	(365)	(360)	1.2	31.6
Other operating expenses	(2,965)	(2,804)	5.8	20.3	(939)	(953)	(1.5)	28.0
Other net income (expense)	40	75	(46.8)	(49.6)	8	36	(77.5)	(73.1)
Gain (loss) on sale of fixed assets	15	(2)	c.s.	c.s.	2	(2)	c.s.	c.s.
Impairment of goodwill and other assets	—	—	—	—	—	—	—	—
Operating income before D&A (OIBDA)	2,679	2,669	0.4	12.0	883	969	(9.0)	9.3
OIBDA Margin	28.5%	29.2%	(0.7 p.p. )	(0.4 p.p. )	29.6%	31.0%	(1.4 p.p. )	(1.8 p.p. )
CapEx	1,853	1,800	2.9	0.8	931	782	19.0	15.7
Spectrum (2)	502	282	78	77	498	282	76.8	76.0
OpCF (OIBDA-CapEx)	825	869	(5.0)	26.8	(48)	187	c.s.	2.7

Notes:

•	After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-September 2017 period Telefónica uses a synthetic exchange rate of 8,422 Venezuelan bolivars fuertes per dollar at September 2017.

•	OIBDA before management and brand fees.

•	2016 and 2017 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
(2)	Spectrum includes €470m in Q3 17 related to the cost of licenses associated with the arbitration award in connection with the reversion of certain assets earmarked for the provisions of services under former concessions.

•	T. Hispanoamérica results reflects all the charges related to the towers transferred to Telxius (T. Perú since 1 April 2016 and T. Chile since 1 May 2016), which are now presented in Telxius (Other Companies & Eliminations). Likewise, since 1 January 2016, T. Chile includes the results of the data center business which were before presented in Other Companies & Eliminations of T.

•	Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of T. Hispam do not include intra-group capital gains resulting from the transfer of towers to Telxius.

•	Since 1 January 2016 Mobile Revenues and Fixed revenues have been revised due to different allocation criteria. This change does not affect total revenue figure reported for 2016.

•	Also since 1 January 2016 Mobile Data Revenues have been revised due to different allocation criteria between Mobile Data revenues and Other Mobile Service revenues. This change does not affect total Mobile Service Revenue figure reported for 2016.

ACCESSES

Unaudited figures (thousands)

	2016				2017
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	134,274.3	134,422.4	135,343.0	135,850.3	133,093.4	131,707.4	130,196.8	(3.8)
Fixed telephony accesses (1)	12,497.9	12,400.6	12,229.2	11,938.6	11,749.5	11,588.3	11,372.1	(7.0)
Internet and data accesses	5,706.8	5,772.1	5,791.0	5,707.9	5,693.9	5,687.3	5,691.0	(1.7)
Broadband	5,624.8	5,642.2	5,645.8	5,570.7	5,544.8	5,538.0	5,541.4	(1.8)
FTTx/Cable	835.4	923.8	946.2	1,109.1	1,279.9	1,351.9	1,601.2	69.2
Mobile accesses	113,218.7	113,344.0	114,399.7	115,284.5	112,707.5	111,470.8	110,142.7	(3.7)
Prepay	87,934.3	87,810.5	88,799.5	89,461.2	86,998.6	85,903.0	84,628.7	(4.7)
Contract (2)	25,284.4	25,533.6	25,600.2	25,823.3	25,709.0	25,567.8	25,514.0	(0.3)
M2M	2,315.1	2,354.3	2,532.4	2,561.3	2,627.4	2,709.0	2,800.7	10.6
Pay TV	2,850.9	2,905.6	2,923.1	2,919.2	2,942.5	2,961.0	2,991.0	2.3
Wholesale Accesses	28.2	27.5	81.8	66.5	65.5	64.5	79.0	(3.5)

Total Accesses T. Hispanoamerica	134,302.5	134,449.9	135,424.8	135,916.8	133,158.9	131,771.9	130,275.7	(3.8)

(1)	Includes fixed wireless and VoIP accesses.
(2)	Since the third quarter 2016, 55 thousand wholesale accesses have been reclassified from Mobile contract to Wholesale accesses in México.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	22.3%	22.5%	22.4%	22.4%	22.8%	22.9%	23.2%	0.8 p.p.
Smartphones (‘000)	41,448.0	43,082.8	45,031.3	46,134.0	50,408.4	50,456.8	50,492.2	12.1
Smartphone penetration (%)	37.8%	39.3%	40.7%	41.3%	46.3%	46.9%	47.5%	6.9 p.p.
LTE (‘000)	9,859.6	11,023.3	12,998.2	15,493.4	17,041.5	18,968.5	21,720.3	67.1
LTE penetration (%)	8.9%	9.9%	11.9%	13.8%	15.5%	17.5%	20.3%	8.4 p.p.

Telefónica Argentina

(y-o-y changes in organic terms)

Telefónica Argentina’s third quarter results presented a solid increase in revenues and OIBDA, not only due to the progressive ARPU growth, supported by the strong rise in data consumption and the gradual update in prices, but also the substantial increase in high value accesses (contract, LTE and FTTx). All above, these results were in a context of progressive macroeconomic improvement.

Mobile accesses decreased 3% y-o-y to 19.8m, although the customer base quality continued to improve, thus, contract accesses grew 4% after reaching 100k net additions in the quarter (218k in January-September). In prepay, accesses decreased 7% y-o-y (-176k net loss in the quarter; -1.2m in in the first nine months), affected by regulation that requires users to register their details, even though the accesses with frequent top-up increased 4% y-o-y. Moreover, the LTE customer base grew 71% y-o-y (28% penetration; 79% coverage).

Retail fixed broadband accesses amounted to 1.7m (-8% y-o-y) and reflected the loss in copper accesses on the back of the continued focus on increasing FTTx accesses. These accesses totalled 193k in September (59k connected in the quarter, +158k in January-September), after reaching a coverage of 1.1m premises passed.

Revenues reached €810m in the quarter, with a y-o-y increase of 30.6% (+34.3% in January-September), despite the tougher y-o-y comparison due to a significant revenue growth in the third quarter of 2016.

Mobile service revenues amounted to €449m in the third quarter, growing 32.7% y-o-y (+40.7% in the first nine months), driven by the growth of high value accesses and ARPU (+35.7% y-o-y in the quarter, +46.6% in January-September), reflecting the gradual tariff updates, success in commercial campaigns (more top-ups) and data traffic expansion (+75.5% y-o-y).

Handset revenues rose to €81m (+74.9% y-o-y in the quarter, +57.7% in January-September) driven by commercial campaigns focused on 4G in a context of more rationality.

Fixed business revenues reached €281m in the third quarter, maintaining steady y-o-y growth levels (+19.1% in the quarter; +21.2% in January-September), mainly as a result of tariffs updates and the positive revenue performance of fixed broadband and new services (+15.9% y-o-y; +15.6% in the first nine months).

Operating expenses in July-September amounted to €579m and increased by 28.6% vs. the same period last year (+27.9% in January-September), affected by inflation and the Argentine peso depreciation against the dollar, which was partially offset by the efficiency measures in place.

OIBDA rose to €241m in the quarter, with a 37.8% y-o-y growth (+57.6% January-September). OIBDA margin displayed a gradual improvement in efficiency with a y-o-y increase of 1.5 p.p. to 29.7% (28.7%; +4.2 p.p. in the first nine months).

CapEx amounted to €423m in the first nine months (+4.8% y-o-y) and was mainly allocated to the LTE and fibre network expansions, as well as to systems development as part of the digitalisation process. Therefore, the operating cash flow (OIBDA-CapEx) reached €325m in January-September.

TELEFÓNICA ARGENTINA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2017	2016	% Chg	% Organic Chg	2017	2016	% Chg	% Organic Chg
Revenues	2,604	2,148	21.2	34.3	810	750	8.1	30.6
Mobile Business	1,694	1,316	28.7	42.6	530	465	13.9	37.6
Mobile service revenues	1,475	1,162	26.9	40.7	449	410	9.3	32.7
Data revenues	858	608	41.1	56.4	277	226	23.0	48.1
Handset revenues	219	154	42.3	57.7	81	55	48.3	74.9
Fixed Business	910	833	9.3	21.2	281	285	(1.5)	19.1
FBB and new services (1)	549	526	4.3	15.6	171	178	(3.9)	15.9
Voice & access revenues	361	306	18.1	30.8	109	107	2.6	24.5
OIBDA	747	525	42.3	57.6	241	211	14.0	37.8
OIBDA margin	28.7%	24.4%	4.2 p.p.	4.2 p.p.	29.7%	28.1%	1.6 p.p.	1.5 p.p.
CapEx	423	447	(5.4)	4.8	126	136	(7.3)	12.1
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	325	78	n.m.	n.m.	115	75	52.7	85.8

Notes:

•	OIBDA is presented before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

•	Since 1 January 2016 Mobile revenues and Fixed revenues have been revised due to different allocation criteria. This change does not affect total revenue figure reported for 2016.

•	Also since 1 January 2016 Mobile data revenues have been revised due to different allocation criteria between Mobile data revenues and Other mobile service revenues. This change does not affect total Mobile service revenues figure reported for 2016.

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	26,430.8	26,242.8	26,755.4	27,096.0	26,370.4	25,981.8	25,770.2	(3.7)
Fixed telephony accesses (1)	4,599.7	4,550.5	4,503.3	4,447.7	4,374.3	4,314.5	4,221.9	(6.2)
Fixed wireless	276.0	256.2	243.5	237.2	233.3	227.7	221.8	(8.9)
Internet and data accesses	1,911.8	1,910.9	1,907.7	1,882.9	1,841.0	1,802.5	1,758.9	(7.8)
Broadband	1,880.6	1,878.5	1,875.6	1,851.5	1,800.5	1,762.6	1,720.3	(8.3)
FTTx	9.1	9.8	13.8	35.1	75.8	133.6	192.7	n.m.
Mobile accesses	19,919.2	19,781.5	20,344.4	20,765.4	20,155.1	19,864.8	19,789.4	(2.7)
Prepay	12,989.8	12,851.6	13,258.6	13,579.8	12,936.0	12,561.7	12,386.1	(6.6)
Contract	6,929.4	6,929.9	7,085.8	7,185.6	7,219.1	7,303.1	7,403.3	4.5
M2M	439.2	428.3	501.3	521.3	546.2	581.0	588.0	17.3
Wholesale Accesses	22.4	21.8	21.3	21.1	20.4	20.2	34.9	64.2

Total Accesses	26,453.2	26,264.7	26,776.7	27,117.1	26,390.8	26,002.0	25,805.1	(3.6)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	34.8%	35.0%	34.8%	34.6%	35.8%	36.8%	37.4%	2.6 p.p.
Smartphones (‘000)	7,700.6	8,328.3	9,286.3	8,953.5	9,194.8	8,789.6	9,195.1	(1.0)
Smartphone penetration (%)	39.8%	43.4%	47.1%	44.5%	47.2%	45.9%	48.2%	1.1 p.p.
LTE (‘000)	2,213.3	2,462.0	3,130.3	3,744.8	4,136.7	4,707.5	5,363.2	71.3
LTE penetration (%)	11.4%	12.7%	15.8%	18.5%	21.1%	24.4%	27.9%	12.1 p.p.
Mobile churn (quarterly)	3.3%	3.1%	2.7%	2.7%	3.4%	3.1%	2.9%	0.1 p.p.
Contract (1)	1.2%	1.4%	0.8%	1.3%	1.2%	1.2%	1.2%	0.4 p.p.
Mobile churn (cumulative YTD)	3.3%	3.2%	3.1%	3.0%	3.4%	3.2%	3.1%	0.0 p.p.
Contract (1)	1.2%	1.3%	1.1%	1.1%	1.2%	1.2%	1.2%	0.1 p.p.
Mobile ARPU (EUR)(cumulative YTD)	6.5	6.6	6.6	7.1	8.6	8.7	8.4	42.0
Prepay	1.9	2.0	1.9	1.9	2.5	2.6	2.6	50.7
Contract (1)	16.2	16.2	16.1	15.7	21.0	21.0	19.9	37.3
Mobile data traffic (TB) (cumulative YTD)	23,517	51,940	87,337	126,846	42,378	92,707	153,286	75.5

Fixed telephony ARPU (EUR) (cumulative YTD)	6.6	7.1	9.2	8.5	8.6	9.5	9.1	43.7
Broadband ARPU (EUR) (cumulative YTD)	17.6	18.1	22.0	18.4	20.8	21.7	21.3	29.7
Fixed data traffic (TB) (cumulative YTD) (2)	203,887	449,311	723,644	1,011,610	296,597	636,815	1,018,913	40.8

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.
(2)	Includes solely traffic related with FBB accesses, not Business customers.

Telefónica Chile

(y-o-y changes in organic terms)

Telefónica Chile continued to reinforce its competitive positioning focused on increasing its high-value customer base and continuously improving its commercial offer, which resulted in overall positive net adds for the first time in 10 quarters. Accordingly, the Company presented a better trend in revenues, even though the y-o-y comparison continued to reflect the market’s high competitive intensity.

Total accesses stood at 12.2m (-1% y-o-y) and mobile accesses totalled 9.0m (-2% y-o-y), despite the fact that net additions reached 99k accesses in this quarter (-49k in the first nine months). Contract accesses (+1%) also displayed positive net additions (+27k accesses; +17k in January-September), with the launch of new plans for high-value customers particularly noteworthy. Prepay accesses also posted net additions, amounting to 72k (-66k in January-September). Moreover, smartphones increased 2% y-o-y and LTE accesses rose 40% y-o-y (26% penetration (+8 p.p.); 81% coverage), driving mobile data traffic +66% y-o-y in the quarter.

Retail fixed broadband accesses increased to 1.1m (+2%) and reached 7k net additions in the quarter (28k in January-September). Moreover, FTTx accesses (354k) rose 13% y-o-y after reporting quarterly net additions of 12k accesses (30k in the first nine months of the year) with a coverage that reached 1.2m premises passed (29% connected). Additionally, pay TV accesses (683k) grew 3% y-o-y with 13k net additions in the quarter (23k in January-September).

Revenues amounted to €523m in January-September with a 0.7% y-o-y decrease (-1.1% in January-September), which reflected the market’s competitive intensity, although there was an improvement in the trend compared to the previous quarter (+1.2 p.p.). Excluding regulatory impacts, revenues would have grown by 0.2% y-o-y (-0.2% in January-September).

Mobile service revenues (€259m) decreased 3.8% y-o-y (-3.7% in January-September), negatively affected by the higher competitive intensity in contract and prepay, and by the reduction in interconnection prices (-1.6 p.p. in the quarter’s y-o-y variation; -1.5 p.p. in the first nine months). On the other hand, handset revenues increased 26.2% (+26.3% in January-September) due to greater commercial activity in a context of a generalised reduction in subsidy levels.

Fixed business revenues amounted to €222m in the quarter (-0.7% y-o-y; -1.8% in January-September), nevertheless, revenues from fixed broadband and new services rose 3.6% y-o-y and pay TV revenues increased by 3.1%, leveraged on greater high-value commercial activity.

Operating expenses (€376m in the quarter) grew 5.0% y-o-y, mainly due to higher commercial expenses associated with an improvement in the commercial dynamics. On the other hand, it is important to highlight the developments in digitalisation and the increase in the online channel usage, which resulted in lower customer service expenses as well as less advertising costs.

OIBDA reached €158m in the quarter (-10.9% y-o-y). Therefore, OIBDA margin stood at 30.2% in July-September

(-3.5 p.p. y-o-y), essentially stable when compared to the 30.8% margin in the second quarter.

CapEx amounted to €238m in the first nine months (-20.8% y-o-y) and was mainly allocated to the 4G coverage and to the deployment of high-speed networks in the fixed business. Operating cash flow (OIBDA-CapEx) increased to €258m in the first nine months with a growth of 5.5% y-o-y.

TELEFÓNICA CHILE

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2017	2016	% Chg	% Organic Chg	2017	2016	% Chg	% Organic Chg
Revenues	1,621	1,572	3.1	(1.1)	523	537	(2.8)	(0.7)
Mobile Business	936	903	3.6	(0.6)	300	309	(2.7)	(0.6)
Mobile service revenues	814	811	0.4	(3.7)	259	276	(5.9)	(3.8)
Data revenues	415	403	3.0	(1.2)	131	140	(6.3)	(4.2)
Handset revenues	122	92	31.8	26.3	41	33	24.0	26.2
Fixed Business	686	669	2.5	(1.8)	222	229	(2.8)	(0.7)
FBB and new services (1)	336	312	7.7	3.3	111	109	1.7	3.6
Pay TV	183	171	6.5	2.1	60	59	1.0	3.1
Voice & access revenues	167	186	(10.0)	(13.7)	52	61	(14.5)	(12.4)
OIBDA	497	524	(5.3)	(9.0)	158	181	(12.6)	(10.9)
OIBDA margin	30.6%	33.3%	(2.7 p.p. )	(2.6 p.p. )	30.2%	33.6%	(3.4 p.p. )	(3.5 p.p. )
CapEx	238	288	(17.3)	(20.8)	58	70	(16.7)	(12.0)
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	258	236	9.5	5.5	99	110	(10.1)	(10.2)

Notes:

•	OIBDA is presented before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

•	Since 1 May 2016, T. Chile reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations), and also, since 1 January 2016, T. Chile includes the results of the data center business which were before presented in Other Companies & Eliminations of T. Group

•	Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of T. Chile do not include intra-group capital gains resulting from the transfer of towers to Telxius.

•	Since 1 January 2016 Mobile revenues and Fixed revenues have been revised due to different allocation criteria. This change does not affect total revenue figure reported for 2016.

•	Also since 1 January 2016 Mobile data revenues have been revised due to different allocation criteria between Mobile data revenues and Other Mobile service revenues. This change does not affect total Mobile service revenues figure reported for 2016.

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	12,741.5	12,481.1	12,430.0	12,301.3	12,210.5	12,142.9	12,248.6	(1.5)
Fixed telephony accesses (1)	1,459.0	1,438.4	1,422.8	1,406.5	1,380.5	1,365.1	1,350.5	(5.1)
Internet and data accesses	1,109.1	1,150.8	1,146.2	1,140.5	1,138.8	1,162.9	1,170.4	2.1
Broadband	1,098.4	1,093.3	1,096.7	1,090.3	1,088.1	1,111.6	1,118.6	2.0
FTTx	268.9	290.2	312.2	324.3	329.0	341.9	354.3	13.5
Mobile accesses	9,527.9	9,235.1	9,199.8	9,093.9	9,034.4	8,945.3	9,044.6	(1.7)
Prepay	6,524.9	6,150.1	6,070.5	5,956.0	5,891.1	5,817.3	5,889.7	(3.0)
Contract	3,002.9	3,085.0	3,129.2	3,137.9	3,143.3	3,128.0	3,154.9	0.8
M2M	331.2	354.8	378.0	369.4	377.8	387.0	405.6	7.3
Pay TV	645.6	656.8	661.3	660.5	656.8	669.7	683.1	3.3
Wholesale Accesses	5.2	5.1	5.1	5.1	5.3	5.2	5.2	1.0

Total Accesses	12,746.7	12,486.2	12,435.2	12,306.5	12,215.7	12,148.1	12,253.8	(1.5)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	31.5%	33.4%	34.0%	34.5%	34.8%	35.0%	34.9%	0.9 p.p.
Smartphones (‘000)	2,957.2	2,864.1	2,883.2	2,902.4	2,962.3	2,894.6	2,933.0	1.7
Smartphone penetration (%)	32.9%	33.0%	33.5%	34.2%	35.3%	35.0%	35.1%	1.6 p.p.
LTE (‘000)	1,179.6	1,340.9	1,583.4	1,743.7	1,837.2	1,879.7	2,210.6	39.6
LTE penetration (%)	12.8%	15.1%	17.9%	20.0%	21.2%	22.0%	25.6%	7.7 p.p.
Mobile churn (quarterly)	3.6%	3.7%	3.2%	3.6%	3.3%	3.4%	3.0%	(0.3 p.p.)
Contract (1)	2.0%	2.1%	2.2%	2.4%	2.4%	2.6%	2.7%	0.5 p.p.
Mobile churn (cumulative YTD)	3.6%	3.7%	3.5%	3.6%	3.3%	3.3%	3.2%	(0.3 p.p.)
Contract (1)	2.0%	2.1%	2.3%	2.4%	2.4%	2.5%	2.6%	0.3 p.p.
Mobile ARPU (EUR)(cumulative YTD)	8.9	9.0	9.1	9.5	10.1	9.8	9.5	(0.4)
Prepay	3.0	3.0	2.9	2.6	2.9	2.8	2.6	(11.8)
Contract (1)	24.7	24.8	24.9	23.9	26.6	25.8	25.2	(3.0)
Mobile data traffic (TB) (cumulative YTD)	27,449	55,131	90,932	131,081	42,969	92,426	150,683	65.7

Fixed telephony ARPU (EUR) (cumulative YTD)	13.1	13.3	14.8	14.5	13.0	12.8	12.5	(9.4)
Pay TV ARPU (EUR) (cumulative YTD)	24.4	24.6	24.8	25.2	26.1	25.6	24.9	(3.9)
Broadband ARPU (EUR) (cumulative YTD)	16.2	16.6	18.0	17.5	18.8	18.1	17.4	(2.6)
Fixed data traffic (TB) (cumulative YTD)	321,246	665,841	1,050,624	1,490,584	434,322	970,592	1,502,438	43.0

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

Telefónica Perú

(y-o-y changes in organic terms)

Telefónica Perú’s third quarter results showed a better y-o-y trend in revenues and OIBDA, driven by the solid commercial activity in the fixed business and despite the continued effects of high competitive intensity, mainly in the mobile market.

Total accesses amounted to 19.4m as of September (-9% y-o-y). Mobile accesses amounted to 13.8m (-13% y-o-y) and, although the high competition was still reflected, the commercial repositioning carried out over recent months was translated into a slowed down in net losses in contract (-289k accesses in the third quarter; -340k in the second quarter). Prepay returned to growth in customers with frequent top-ups in the quarter (+1% q-o-q) thanks to the good adoption of the new “Preplan” plans launched at the end of May. Smartphones maintained a strong growth (+67% y-o-y) and 4G accesses increased by 11% (17% penetration; 71% coverage).

Moreover, the launch of a new multi-device TV service “Movistar Play” in the quarter, enabled the differentiation of the offer with exclusive content and GB included in the mobile plans portfolio.

In the fixed business, there was a significant growth in pay TV (+5% y-o-y to 1.3m accesses) with net additions of 17k accesses in July-September. Retail broadband accesses amounted to 1.7m (+4% y-o-y) with net additions of 36k accesses and focus on the deployment of the FTTx and cable network, reaching a coverage of 3.3m premises passed and 968k homes connected as of September (+56% y-o-y).

Revenues amounted to €558m in July-September (-8.0% y-o-y; -9.0% in January-September).

Mobile service revenues in the quarter (€255m) decreased by 13.1% y-o-y (-13.3% in January-September), reflecting the decrease in the customer base, though there was an improvement in the y-o-y decrease in ARPU (-1.3%; -3.1% in the previous quarter) as a result of the offer repositioning. Handset revenues decreased by 9.0% y-o-y in July-September (-2.2% in January-September).

Fixed business revenues in the third quarter (€267m) slowed down the y-o-y decline (-2.3%; -9.9% in the previous quarter) as a consequence of the tariffs update in July (with an increase in speeds). Pay TV revenues increased by 7.9% y-o-y, with a 3.3% growth in ARPU. Moreover, voice revenues decreased by 16.4% y-o-y (-21.3% in January-September).

There was an increase in operating expenses in the third quarter (€417m; +2.5% y-o-y; +0.8% in January-September) due to greater commercial activity in the fixed business, higher personnel expenses on greater impact of employee participation, the increase in direct expenses associated with interconnection (off-net traffic increase), as well as higher equipment costs due to a greater volume of B2B projects.

Thus, OIBDA amounted to €148m in the third quarter and decreased by 29.8% y-o-y (-34.3% in the second quarter), and OIBDA margin stood at 26.6% (-8.2 p.p. y-o-y), improving 2.8 p.p. vs. the second quarter.

CapEx (€229m in January-September; -2.8% y-o-y) is focused on service quality improvement, with increase in 4G coverage and high-speed networks deployment. Thus, operating cash flow (OIBDA-CapEx) amounted to €213m as of September 2017 (-44.6% y-o-y).

TELEFÓNICA PERÚ

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2017	2016	% Chg	% Organic Chg	2017	2016	% Chg	% Organic Chg
Revenues	1,756	1,864	(5.8)	(9.0)	558	619	(9.9)	(8.0)
Mobile Business	938	1,029	(8.8)	(12.0)	291	340	(14.6)	(12.6)
Mobile service revenues (1)	819	912	(10.2)	(13.3)	255	300	(15.1)	(13.1)
Data revenues	471	483	(2.6)	(5.9)	151	158	(4.1)	(2.0)
Handset revenues	119	117	1.3	(2.2)	36	41	(11.2)	(9.0)
Fixed Business	819	835	(2.0)	(5.4)	267	279	(4.2)	(2.3)
FBB and new services (2)	412	416	(1.0)	(4.4)	134	138	(2.8)	(0.8)
Pay TV	239	213	12.0	8.2	77	73	5.8	7.9
Voice & access revenues	168	206	(18.5)	(21.3)	55	68	(17.9)	(16.4)
OIBDA	442	605	(26.9)	(28.9)	148	215	(31.0)	(29.8)
OIBDA margin	25.2%	32.4%	(7.3 p.p. )	(7.1 p.p. )	26.6%	34.7%	(8.1 p.p. )	(8.2 p.p. )
CapEx	229	510	(55.1)	(2.8)	73	361	(79.9)	(6.1)
Spectrum	—	282	—	—	—	282	—	—
OpCF (OIBDA-CapEx)	213	95	124.4	(44.6)	76	(146)	c.s.	(43.6)

Notes:

•	OIBDA is presented before management and brand fees.
(1)	Includes fixed wireless revenues.
(2)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
•	Since 1 April 2016, T. Perú reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations).
•	Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of T. Perú do not include intra-group capital gains resulting from the transfer of towers to Telxius.
•	Since 1 January 2016 Mobile Revenues and Fixed revenues have been revised due to different allocation criteria. This change does not affect total revenue figure reported for 2016.
•	Also since 1 January 2016 Mobile Data Revenues have been revised due to different allocation criteria between Mobile Data revenues and Other Mobile Service revenues. This change does not affect total Mobile Service Revenue figure reported for 2016.

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	September	% Chg
Fixed telephony accesses (1)	2,452.1	2,491.0	2,486.8	2,445.1	2,455.0	2,458.2	2,471.9	(0.6)
Fixed wireless	127.7	117.6	95.5	72.3	84.6	84.9	85.4	(10.6)
Internet and data accesses	1,663.9	1,685.0	1,696.5	1,691.1	1,707.3	1,722.1	1,758.7	3.7
Broadband	1,639.2	1,660.3	1,666.8	1,660.9	1,676.8	1,691.9	1,728.2	3.7
FTTx/Cable	557.0	623.7	620.1	722.7	841.7	821.7	967.7	56.1
Mobile accesses	16,445.4	16,211.9	15,954.2	15,498.5	14,810.6	14,438.8	13,826.5	(13.3)
Prepay	10,530.0	10,228.5	10,214.7	9,807.8	9,429.8	9,397.5	9,073.7	(11.2)
Contract	5,915.5	5,983.4	5,739.5	5,690.7	5,380.9	5,041.3	4,752.7	(17.2)
M2M	81.7	79.7	90.1	85.1	82.9	82.1	92.7	2.9
Pay TV	1,229.6	1,250.3	1,261.3	1,275.1	1,297.4	1,309.3	1,326.2	5.2

Total Accesses	21,791.0	21,638.3	21,398.8	20,909.8	20,270.3	19,928.4	19,383.2	(9.4)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	36.0%	36.9%	36.0%	36.7%	36.3%	34.9%	34.4%	(1.6 p.p. )
Smartphones (‘000)	4,652.9	4,867.0	4,951.9	4,900.5	8,130.0	8,283.6	8,291.3	67.4
Smartphone penetration (%)	28.6%	30.3%	31.4%	32.0%	55.5%	58.0%	60.7%	29.3 p.p.
LTE (‘000)	1,464.1	1,851.4	2,095.7	2,348.3	2,370.0	2,505.4	2,324.4	10.9
LTE penetration (%)	8.9%	11.5%	13.2%	15.2%	16.1%	17.5%	16.9%	3.7 p.p.
Mobile churn (quarterly)	4.8%	5.0%	5.2%	5.4%	5.3%	5.1%	5.5%	0.3 p.p.
Contract (1)	2.5%	2.6%	3.5%	3.1%	2.7%	3.1%	3.1%	(0.4 p.p. )
Mobile churn (cumulative YTD)	4.8%	4.9%	5.0%	5.1%	5.3%	5.2%	5.3%	0.3 p.p.
Contract (1)	2.5%	2.6%	3.1%	3.3%	2.7%	2.9%	3.0%	(0.1 p.p. )
Mobile ARPU (EUR)(cumulative YTD)	6.3	6.2	6.1	6.3	6.3	6.3	6.2	(1.3)
Prepay	2.8	3.0	2.5	2.5	2.1	2.0	2.1	(20.0)
Contract (1)	12.0	11.8	12.5	11.3	13.7	13.8	13.7	5.7
Mobile data traffic (TB) (cumulative YTD)	11,451	23,486	39,758	77,864	37,157	84,961	133,034	234.6
Fixed telephony ARPU (EUR) (cumulative YTD)	9.4	9.1	7.6	8.3	7.5	7.0	6.8	(12.5)
Pay TV ARPU (EUR) (cumulative YTD)	16.6	16.3	17.6	17.8	19.4	19.1	18.8	3.3
Broadband ARPU (EUR) (cumulative YTD)	16.4	16.2	19.3	15.9	15.6	15.1	14.7	(11.3)
Fixed data traffic (TB) (cumulative YTD)	407,019	809,376	1,317,625	1,968,734	692,053	1,378,078	2,075,593	57.5

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.
•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.

Telefónica Colombia

(y-o-y changes in organic terms)

Telefónica Colombia’s third quarter results continued showing solid operating performance in an environment of greater competitive rationality, even though the y-o-y comparison of revenues and OIBDA was negatively affected by positive seasonal effects of the third quarter of 2016.

Thus, total accesses amounted to 17.0m in September (+3% y-o-y). Mobile accesses amounted to 14.1m (+4% y-o-y) with net additions of 361k accesses in the quarter (405k in January-September). In contract, accesses grew by 5% y-o-y, with a quarterly net addition of 57k accesses (141k in January-September) and in prepay they grew by 4% (net quarterly additions of 304k accesses; 264k in January-September), highlighting the positive adoption of the “Todo en Uno” and the “Prepagada” offers, in both accesses with frequent top-ups (+3.5% q-o-q) and churn performance (-0.6 p.p. q-o-q). On the other hand, the strong y-o-y growth trend in Smartphones (+21%; 43% penetration) and LTE accesses (+92%; 27% penetration) was maintained.

In the fixed business, the retail broadband accesses amounted to 971k (-3% y-o-y) after reporting net additions of 2k accesses in the quarter, with focus on increasing speeds through FTTx network deployment (32k connected homes in the quarter; 519k premises passed at September). Moreover, pay TV (530k accesses) remained stable vs. September 2016 and June 2017.

Revenues totalled €338m in the quarter and decreased by 1.2% y-o-y (+1.3% in January-September) due to the different schedules of tariffs updates, by IT projects accounted in the third quarter of 2016 and the negative impact of regulatory measures (-2.2 p.p. in the y-o-y change; -2.1 p.p. in January-September).

Mobile service revenues (€182m) remained stable y-o-y (+2.2% in January-September), levered on data revenue growth (+27.6% y-o-y; +35.4% in January-September). Additionally, it is worth highlighting the increase in handset revenues (+27.1% y-o-y in the quarter; +22.4% in January-September) due to an improved commercial activity (increased weigh of “smartphones” and lower level of subsidies in the market).

Fixed business revenues in the third quarter (€124m) decreased by 8.0% (-4.2% in January-September) affected by the seasonality of IT projects (-4.5 p.p. in the quarter) and despite the positive performance of pay TV revenues

(+2.9% y-o-y) and broadband ARPU (+12.2% y-o-y) due to the progressive migration of customers towards higher-value plans.

Operating expenses amounted to €232m in July-September and decreased by 0.3% y-o-y (-0.1% in

January-September) given the lower subsidies level and the reduction in tariffs after the end of the asymmetry in mobile interconnection and the lower expenses associated with IT projects.

Therefore, OIBDA in the third quarter (€113m) decreased by 2.1% y-o-y (+4.0% in January-September). The OIBDA margin remained virtually stable y-o-y in the quarter (-0.3 p.p.) at 33.5% (+0.9 p.p. to 33.5% in January-September).

CapEx for the first nine months amounted to €657m and decreased by 16.2% y-o-y (excluding €470M related to the value of licenses associated with the arbitration award in connection with the reversion of certain assets earmarked for the provisions of services under former concessions), and it is aimed at the continuous improvement of the fixed broadband network and FTTH network deployment. Hence, operating cash flow (OIBDA-CapEx), excluding the value of the arbitral award, amounted to €179m in September 2017, posting strong y-o-y growth of 39.1%.

TELEFÓNICA COLOMBIA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2017	2016	% Chg	% Organic Chg	2017	2016	% Chg	% Organic Chg
Revenues	1,094	1,034	5.8	1.3	338	364	(7.0)	(1.2)
Mobile Business	686	627	9.5	4.8	214	220	(2.8)	3.2
Mobile service revenues	582	545	6.8	2.2	182	193	(5.8)	(0.1)
Data revenues	326	231	41.4	35.4	106	87	21.1	27.6
Handset revenues	104	81	27.9	22.4	32	27	19.1	27.1
Fixed Business	408	408	0.1	(4.2)	124	144	(13.5)	(8.0)
FBB and new services (1)	209	213	(2.1)	(6.2)	66	75	(11.7)	(6.3)
Pay TV	66	56	16.6	11.7	20	21	(2.9)	2.9
Voice & access revenues	133	138	(3.4)	(7.6)	38	48	(20.9)	(15.4)
OIBDA	367	338	8.5	4.0	113	123	(7.7)	(2.1)
OIBDA margin	33.5%	32.7%	0.8 p.p.	0.9 p.p.	33.5%	33.8%	(0.2 p.p. )	(0.3 p.p. )
CapEx	657	214	n.m.	(16.2)	542	98	n.m.	(24.2)
Spectrum (2)	470	—	—	—	470	—	—	—
OpCF (OIBDA-CapEx)	(291)	124	c.s.	39.1	(428)	25	c.s.	89.2

Notes:

•	OIBDA is presented before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
(2)	Spectrum includes €470m in Q3 17 related to the cost of licenses associated with the arbitration award in connection with the reversion of certain assets earmarked for the provisions of services under former concessions.

•	Since 1 January 2016 Mobile data revenues have been revised due to different allocation criteria between Mobile data revenues and Other Mobile service revenues. This change does not affect total Mobile service revenues figure reported for 2016.

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	15,977.2	16,161.0	16,503.1	16,573.4	16,471.3	16,610.7	16,964.5	2.8
Fixed telephony accesses (1)	1,414.2	1,402.7	1,389.4	1,353.4	1,352.7	1,330.6	1,319.7	(5.0)
Internet and data accesses	1,008.4	1,011.6	1,025.1	977.2	990.0	982.3	984.9	(3.9)
Broadband	999.9	1,003.2	1,003.2	964.1	976.8	969.1	971.5	(3.2)
FTTx	—	—	—	27.1	33.4	54.6	86.5	—
Mobile accesses	13,057.2	13,226.3	13,556.9	13,725.3	13,603.0	13,768.6	14,130.1	4.2
Prepay	9,625.1	9,730.2	10,019.0	10,136.8	9,974.3	10,096.8	10,401.1	3.8
Contract	3,432.1	3,496.1	3,537.9	3,588.5	3,628.6	3,671.8	3,729.0	5.4
M2M	471.0	464.3	481.3	478.7	474.8	463.7	468.6	(2.6)
Pay TV	497.4	520.4	531.7	517.5	525.6	529.3	529.8	(0.4)
Wholesale Accesses	0.6	0.6	0.6	0.5	0.5	0.5	0.5	(11.8)

Total Accesses	15,977.8	16,161.6	16,503.7	16,573.9	16,471.8	16,611.2	16,965.0	2.8

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	26.3%	26.4%	26.1%	26.1%	26.7%	26.7%	26.4%	0.3 p.p.
Smartphones (‘000)	4,391.3	4,516.1	4,744.8	5,043.4	5,324.1	5,477.0	5,761.4	21.4
Smartphone penetration (%)	35.5%	36.0%	36.8%	38.6%	41.1%	41.7%	42.7%	5.9 p.p.
LTE (‘000)	1,375.6	1,667.1	1,943.0	2,340.6	2,682.5	3,193.6	3,731.2	92.0
LTE penetration (%)	10.9%	13.1%	14.9%	17.7%	20.4%	24.0%	27.3%	12.4 p.p.
Mobile churn (quarterly)	3.2%	3.2%	2.9%	3.5%	4.2%	3.4%	2.9%	(0.0 p.p.	)
Contract (1)	1.8%	1.7%	1.7%	1.6%	1.5%	1.6%	1.5%	(0.2 p.p.	)
Mobile churn (cumulative YTD)	3.2%	3.2%	3.1%	3.2%	4.2%	3.8%	3.5%	0.4 p.p.
Contract (1)	1.8%	1.8%	1.6%	1.5%	1.5%	1.5%	1.5%	(0.1 p.p.	)
Mobile ARPU (EUR)(cumulative YTD)	4.2	4.3	4.3	4.4	4.7	4.6	4.5	(0.3)
Prepay	1.1	1.2	1.1	1.0	1.2	1.2	1.2	0.2
Contract (1)	14.6	14.8	15.0	14.2	16.4	15.9	15.3	(2.5)
Mobile data traffic (TB) (cumulative YTD)	14,077	29,400	46,343	66,085	22,498	48,002	75,237	62.3
Fixed telephony ARPU (EUR) (cumulative YTD)	9.8	10.1	10.7	10.7	11.1	10.8	10.2	(5.0)
Pay TV ARPU (EUR) (cumulative YTD)	11.0	11.3	11.9	12.2	14.3	14.1	13.5	8.4
Broadband ARPU (EUR) (cumulative YTD)	8.2	8.5	10.3	9.2	11.0	11.1	10.9	16.1
Fixed data traffic (TB) (cumulative YTD) (2)	70,654	149,797	234,125	319,800	89,505	192,552	296,678	26.7

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.
(2)	Includes solely traffic pertaining to FBB accesses, not Business customers.

Telefónica México

(y-o-y changes in organic terms)

Telefónica México reported a positive y-o-y growth in revenues for the second consecutive quarter in a competitive environment of greater rationality and despite the impact of the earthquakes on September 7th and 19th. Telefónica has joined in solidarity with México by offering free calls, text messaging and WhatsApp for three days throughout the country and for five days in the affected zones. Moreover, the company continues to collaborate through its Foundation to help the victims by tripling the amount that it raised through its platform.

Mobile accesses totalled 24.5m and decreased by 5% y-o-y, however, contract accesses and LTE increased 15% and 55% y-o-y respectively, increasing penetration to 9% and 18%.

Net additions in the quarter and in the first nine months (-738k accesses and -2.0m accesses) were negatively affected by the low-value prepay disconnections, however there were solid net additions in contract (+50k accesses, +193k accesses in the first nine months) with a strong increase in commercial activity (+47% in July-September, +22% in January-September) thanks to the continuous improvements made in the wholly owned stores.

The greater rationality in commercial offers, mainly in prepay with the reduction in the validity top-ups from the beginning of the year, permitted the continuous improvement in the ARPU trend, which posted positive y-o-y growth this quarter (+3.9%, -6.7% in the first nine months) for the first time since the fourth quarter of 2014.

Revenues (€332m) increased by 4.5% y-o-y (-3.1% in the first nine months) with higher handset sales (+63.3% y-o-y in the quarter, +44.0% in January-September) associated with higher commercial activity in contract and a better mix towards high-end devices; as well as the sustained improvement in service revenues (-1.8% y-o-y in the quarter, -8.7% in January-September). This performance in service revenues was underpinned by the continuous enhanced trend of outgoing revenues (-2.7% y-o-y; -10.4% in the first nine months).

Operating expenses reached €260m in the quarter, virtually stable y-o-y (-3.6% y-o-y in January-September), as the higher commercial expenses were offset by lower interconnection expenses.

OIBDA amounted to €79m in the quarter and decreased by 2.7% y-o-y, affected by the performance of service revenues and higher commercial expenses. In January-September OIBDA decreased 8.7% y-o-y.

OIBDA margin stood at 23.7% (-1.8 p.p. y-o-y; 22.4% as of September, -1.4 p.p. y-o-y).

CapEx amounted to €132m in the first nine months of the year (+1.1% y-o-y) and was mainly allocated to the deployment and the capacity increase of 3G and 4G networks.

As a result, operating cash flow (OIBDA-CapEx) reached €93m in January-September (-19.1% y-o-y).

TELEFÓNICA MÉXICO

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2017	2016	% Chg	% Organic Chg	2017	2016	% Chg	% Organic Chg
Revenues	1,002	1,063	(5.7)	(3.1)	332	316	5.0	4.5
Service revenues	843	949	(11.2)	(8.7)	282	286	(1.4)	(1.8)
Data revenues	411	411	0.0	2.8	141	111	27.3	26.2
Handset revenues	159	113	41.1	44.0	50	30	67.9	63.3
OIBDA	224	249	(9.9)	(8.7)	79	81	(2.8)	(2.7)
OIBDA margin	22.4%	23.4%	(1.0 p.p. )	(1.4 p.p. )	23.7%	25.6%	(1.9 p.p. )	(1.8 p.p. )
CapEx	132	130	1.2	1.1	53	34	54.7	53.4
Spectrum	4	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	93	119	(22.0)	(19.1)	26	47	(45.2)	(44.8)

Note:

•	OIBDA is presented before management and brand fees.

•	Since 1 January 2016 Data Revenues have been revised due to different allocation criteria between Data revenues and other service revenues. This change does not affect total Service revenues figure reported for 2016.

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	September	% Chg
Mobile accesses	25,655.4	25,928.8	25,937.5	26,557.2	25,657.9	25,277.7	24,539.2	(5.4)
Prepay	23,803.2	24,069.1	24,081.0	24,620.1	23,639.3	23,197.6	22,408.7	(6.9)
Contract (1)	1,852.2	1,859.7	1,856.5	1,937.2	2,018.6	2,080.1	2,130.5	14.8
M2M	602.6	629.2	658.3	668.4	710.1	744.0	789.2	19.9
Fixed Wireless	1,296.9	1,252.9	1,176.8	1,057.4	974.4	924.2	849.5	(27.8)
Wholesale Accesses (1)	—	—	54.8	39.8	39.2	38.5	38.4	(30.0)

Total Accesses	26,952.3	27,181.7	27,169.1	27,654.4	26,671.5	26,240.4	25,427.1	(6.4)

(1)	Since the third quarter 2016, 55 thousand wholesale accesses have been reclassified from Mobile contract to Wholesale accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	7.2%	7.2%	7.2%	7.3%	7.9%	8.2%	8.7%	1.5 p.p.
Smartphones (‘000)	10,916.0	11,489.4	11,569.6	11,961.4	11,865.9	11,789.9	11,483.8	(0.7)
Smartphone penetration (%)	43.8%	45.6%	45.8%	46.3%	47.6%	48.1%	48.4%	2.6 p.p.
LTE (‘000)	2,154.7	2,477.9	2,776.6	3,312.1	3,658.0	4,035.0	4,309.6	55.2
LTE penetration (%)	8.6%	9.8%	11.0%	12.8%	14.7%	16.4%	18.1%	7.1 p.p.
Mobile churn (quarterly)	3.5%	3.3%	3.6%	3.7%	4.8%	3.9%	4.7%	1.0 p.p.
Contract (1)	1.7%	2.9%	1.7%	1.9%	2.1%	1.9%	2.2%	0.5 p.p.
Mobile churn (cumulative YTD)	3.5%	3.4%	3.5%	3.6%	4.8%	4.4%	4.5%	0.9 p.p.
Contract (1)	1.7%	2.4%	1.7%	1.4%	2.1%	1.7%	1.9%	0.2 p.p.
Mobile ARPU (EUR)(cumulative YTD)	3.8	3.5	3.3	3.3	2.7	2.9	3.0	(6.7)
Prepay	3.3	3.0	2.8	2.1	2.3	2.4	2.5	(8.7)
Contract (1)	14.6	14.2	14.2	12.8	12.1	12.4	12.5	(9.7)
Mobile data traffic (TB) (cumulative YTD)	17,192	37,369	60,088	86,315	30,861	69,939	112,251	86.8

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

Other Hispam countries

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2017	2016	% Var	% Organic Chg	2017	2016	% Var	% Organic Chg
Revenues	1,335	1,479	(9.7)	48.7	423	548	(22.9)	64.8
Telefónica Venezuela	88	236	(62.6)	n.m.	23	138	(83.6)	n.m.
Telefónica Central America	663	668	(0.8)	0.2	213	221	(3.8)	2.4
Telefónica Ecuador	405	412	(1.8)	(2.2)	132	132	(0.2)	4.7
Telefónica Uruguay	180	163	10.3	2.3	55	57	(2.2)	1.3
Service revenues	1,231	1,389	(11.4)	49.4	388	519	(25.2)	n.m.
Telefónica Venezuela	86	229	(62.4)	n.m.	22	134	(83.3)	n.m.
Telefónica Central America	617	627	(1.6)	(0.5)	199	209	(4.9)	1.2
Telefónica Ecuador	360	380	(5.3)	(5.7)	116	123	(5.2)	(0.5)
Telefónica Uruguay	167	152	10.0	2.0	51	53	(3.5)	0.1
OIBDA	389	415	(6.3)	59.6	132	159	(17.1)	61.1
Telefónica Venezuela	25	60	(58.6)	n.m.	5	35	(86.3)	n.m.
Telefónica Central America	180	173	4.4	8.0	66	62	6.5	13.4
Telefónica Ecuador	120	125	(4.0)	(4.4)	40	42	(4.2)	0.3
Telefónica Uruguay	64	57	12.0	4.3	21	20	2.5	6.2
CapEx	174	211	(17.4)	42.7	79	83	(5.2)	117.5
Telefónica Venezuela	11	49	(77.3)	n.m.	4	27	(84.5)	n.m.
Telefónica Central America	72	91	(20.7)	(20.1)	22	25	(9.5)	(3.3)
Telefónica Ecuador	43	55	(21.7)	(22.5)	17	24	(31.0)	(29.6)
Telefónica Uruguay	48	16	196.4	13.6	36	7	n.m.	(0.5)
Spectrum	28	—	—	—	28	—	—	—
Telefónica Venezuela	—	—	—	—	—	—	—	—
Telefónica Central America	—	—	—	—	—	—	—	—
Telefónica Ecuador	—	—	—	—	—	—	—	—
Telefónica Uruguay	28	—	—	—	28	—	—	—
OpCF (OIBDA-CapEx)	215	204	5.3	77.1	53	76	(30.2)	11.7
Telefónica Venezuela	14	11	21.7	n.m.	1	8	(92.3)	n.m.
Telefónica Central America	108	82	32.5	39.4	44	38	16.9	24.3
Telefónica Ecuador	77	71	9.7	9.6	23	18	33.1	41.8
Telefónica Uruguay	16	41	(61.3)	0.6	(15)	13	c.s.	10.3

•	After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-September 2017 period Telefónica uses a synthetic exchange rate of 8,422 Venezuelan bolivars fuertes per dollar at September 2017.

•	OIBDA is presented before management and brand fees.

•	2016 and 2017 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	September	% Chg
Fixed telephony accesses (1)	1,276.1	1,263.7	1,250.3	1,229.8	1,212.6	1,195.8	1,158.7	(7.3)
Internet and data accesses	13.7	13.7	13.0	13.3	16.9	17.6	18.1	39.6
Broadband	6.7	6.9	2.8	3.0	2.6	2.7	2.8	0.7
Mobile accesses	28,613.6	28,960.4	29,407.0	29,644.2	29,446.6	29,175.6	28,812.9	(2.0)
Prepay	24,461.3	24,780.9	25,155.7	25,360.7	25,128.1	24,832.2	24,469.3	(2.7)
Contract	4,152.2	4,179.5	4,251.4	4,283.5	4,318.5	4,343.5	4,343.6	2.2
M2M	389.6	397.9	423.5	438.6	435.5	451.2	456.6	7.8
Pay TV	478.2	478.1	468.7	466.1	462.6	452.7	451.8	(3.6)

Total Accesses	30,381.6	30,715.9	31,139.0	31,353.4	31,138.7	30,841.7	30,441.5	(2.2)

(1)	Includes fixed wireless and VoIP accesses.

07

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Iberbanda	100.0
Acens Technologies	100.0
Tuenti	100.0
Telefónica Servicios Integrales de Distribución	100.0
DTS, Distribuidora de Televisión Digital	100.0
TELEFÓNICA UK	100.0
TELEFÓNICA DEUTSCHLAND	69.2
TELEFÓNICA BRASIL	73.7
TELEFÓNICA HISPANOAMÉRICA
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Costa Rica	100.0
Telefónica del Perú	98.6
Telefónica Chile	99.1
Telefónica Colombia	67.5
Telefónica Móviles El Salvador	59.6
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

% Stake
OTHER STAKES
Telefónica de Contenidos	100.0
Telxius Telecom S.A.U (1)	100.0
Telefónica Digital	100.0
China Unicom (2)	0.8
BBVA	0.7
Prisa (3)	13.1

(1)	On the 24th of October of 2017, Telefónica transferred to KKR the 24.8% of Telxius share capital. The exchange of the remainder 15.2% of the share capital of Telxius is expected to take place in the fourth quarter of 2017.
(2)	As of 24 May 2017, Telefónica S.A. sold 0.2% of the share capital of China Unicom.
(3)	As of February 19, 2016, stake communicated to CNMV.

Changes to the Perimeter

During the first nine months of 2017, the following changes have been made to the perimeter of consolidation:

•	On 13 March 2017, Telefónica increased its shareholding in Telefónica Deutschland Holding AG from 63.2% to 69.2% through a share swap agreement with KPN. Telefónica delivered 72.0m of its treasury shares (representing 1.43% of its share capital), in exchange for 178.5m shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter.

•	Additionally, on 20 February 2017, Telefónica reached an agreement for the sale to Taurus Bidco S.à.r.l. of up to 40% of the capital stock of Telxius for €1,275m (€12.75 per share).

•	On the 24th of October of 2017, after obtaining all the relevant regulatory approvals, Telefónica transferred to KKR the 24.8% of its share capital. The exchange of the remainder 15.2% of the share capital of Telxius is expected to take place in the fourth quarter of 2017.

•	After the transaction, Telefónica will maintain control over Telxius.

Alternative performance measures

Information included in compliance with the ESMA Guidelines, 5 October 2015, on Alternative Performance Measures (APM), applicable to published regulated information from 3 July 2016.

The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.

The APM included in this report are: Operating Income Before Depreciation and Amortization, Net financial debt and Net financial debt plus commitments, leverage ratio, Free cash flow, Organic result and Underlying result.

Operating income before amortisation (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income or cash flow from operating activities.

The detailed reconciliation of Telefónica Group’s OIBDA and Operating Income and each of its segments, can be found on this document (Telefónica Group and Segment P&Ls), as well as on the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t3-data.zip/862eaa6a-74ef-760c-e7c8-42dee8a83aa1 ”.

The OIBDA is also defined on the financial information published by the Group as of 30th June, 2017 (see particularly Note 3 and Note 5 of the Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2017).

Debt indicators

a)	Net financial debt and Net financial debt plus commitments

As calculated by us, net financial debt includes: (i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives) and (ii) other payables included in “Trade and other payables” (mainly corresponding to payables for deferred payment of radio spectrum with a financial component). From these liabilities, it is deducted: i) the cash and cash equivalents, ii) the current financial assets (which includes short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, and iv) other interest-bearing assets (components of “Trade and other receivables” and “Non-current financial assets” in our consolidated statement of financial position). Items included in the calculation of net financial debt recorded in “Trade and other payables” or “non-current financial assets” have a maturity of more than 12 months with a financial component. In the heading of “Trade and other receivables” is included the financing to customers for purchases of terminals for a period of more than 12 months for the corresponding portion of the quotas for the next 12 months and under the heading of “non-current financial assets” is included the derivatives, quotas for the sale of handsets to long-term customers and other long-term financial assets.

We calculate net financial debt plus commitments by adding to net financial debt gross commitments related to employee benefits, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments.

We believe that net financial debt and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use net financial debt and net financial debt plus commitments to calculate internally certain solvency and leverage ratios used by Management. Nevertheless, neither net financial debt nor net financial debt plus commitments as calculated by us should be considered as a substitute for gross financial debt.

The reconciliation of Telefónica Group’s gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus commitments at the end of September 2017 can be found on page 12 of this document and on the financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t3-data.zip/862eaa6a-74ef-760c-e7c8-42dee8a83aa1”. Net financial debt is also defined on the financial information published by the Group as of 30th June 2017 (see Note 3 of the Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2017).

b)	Leverage ratio

The leverage ratio is calculated as the ratio of net financial debt over OIBDA for the past 12 months, including or excluding the OIBDA of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA.

The reconciliation of the leverage ratio can be found in the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t3-data.zip/862eaa6a-74ef-760c-e7c8-42dee8a83aa1”.

Free Cash Flow

The Group’s Free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows, deducting payment/proceeds on investments/divestments of property, plant and equipment and intangible assets, adding the cash received form government grants and deducting dividends paid to minority interests. The impact of the cancellation of commitments related to employee benefits is added back (originally included in the Net cash flow provided by operating activities) as it represents the payments for the principal of the debt incurred with those employees.

The definition of free cash flow has been revised so that the cash received from the sale of real estate (which in recent years has not registered significant amounts, 8 million euros in 2016, 7 million euros in January-September 2017) is no longer excluded from the cash flow proceeding from the operations. Cash received from the sale of real state continues being included in the CapEx figure within the free cash flow.

We believe that Free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders. The same measure is used internally by our management. Nevertheless, Free cash flow as calculated by us should not be considered as a substitute for the consolidated statements of cash flows.

The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t3-data.zip/862eaa6a-74ef-760c-e7c8-42dee8a83aa1”. Free cash flow is also defined in the financial information published by the Group as of 30th June 2017 (see Note 3 of the Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2017).

Organic Result

Year-on-year changes referred to in this document as “organic” or presented “in organic terms” intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. “Organic” variations, provide useful information about the evolution of the business due to several factors:

g	They provide information on the organic performance of the Group’s operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the year-on-year comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.

g	Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term “organic” is not a term defined in IFRS, and the “organic” measures” included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, “organic” variation 2017/2016 is defined as the reported variation adjusted by the following factors:

g	Assumes average constant foreign exchange rates of 2016, excludes the impact of hyperinflation adjustment in Venezuela in both years.

g	Considers a constant perimeter of consolidation.

g	At OIBDA and Operating cash flow levels, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring expenses and non-recurrent material impacts.

g	CapEx also excludes investment in spectrum.

Reconciliation between reported data and organic revenue figures, OIBDA and operating cash flow can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t3-data.zip/862eaa6a-74ef-760c-e7c8-42dee8a83aa1”.

The Management Report contained in the Consolidated Financial Statements for the six-month period ended June 30, 2017 of Telefónica Group also includes the description of the adjustments for the calculation of the organic results.

Underlying Result

“Underlying” results or results in “underlying” terms and year-on-year changes referred to in this document as “underlying” or presented “in underlying terms” intend to present a comparison with the adjustment of certain factors which distort the year-on-year comparison of the business performance. Unlike the organic result, no exchange rate or perimeter adjustments are made to the underlying result. Likewise, the underlying result is calculated up to net income, while organic variations are calculated up to the Operating Cash Flow (OIBDA - CapEx). The “underlying” result and variations, provide useful information for the company and market agents because:

g	They provide additional information on the underlying performance of the Group’s operations in the different markets, removing the impact of certain factors which distort the year-on-year comparison, as they are specific to a certain moment and not associated with the ordinary performance of the business, and facilitate the underlying analysis of the business.

g	The inclusion of the business underlying performance is used both internally and by the various agents in the market to perform consistent monitoring of trends and operating performance of the business; this data also facilitates the comparison between the business performance of Telefónica and that of other operators, although the term “underlying” is not a term defined in IFRS, and the “underlying” measures included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, “underlying” variation 2017/2016 is defined as the reported variation as adjusted by the following factors:

g	At OIBDA level, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring expenses and material non-recurrent impacts.

g	At net income level, amortisation of assets from purchase price allocation processes is also excluded.

Reconciliation between reported data and OIBDA underlying figures and net can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t3-data.zip/862eaa6a-74ef-760c-e7c8-42dee8a83aa1”.

DISCLAIMER

This document may contain summarized, non-audited or Non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information.

In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to regulated information published from July 3, 2016. Information and disclosure related to APM used in the present document are included in the Appendix. Moreover, recipients of this document are invited to read our condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended June 30, 2017 submitted to the Spanish National Securities Market Commission.

Finally, it is hereby stated that neither this document or any of its contents constitutes an offer to purchase, sale or exchange any securities, a solicitation of any offer to purchase, sale or exchange of securities, or a recommendation or advice regarding any security.

Investor Relations Distrito Telefónica—Ronda de la Comunicación, s/n 28050 Madrid (Spain) Telephone: +34 91 482 87 00

Pablo Eguirón (pablo.eguiron@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Gonzalo Borja (gonzalo.borjadelsur@telefonica.com) ir@telefonica.com www.telefonica.com/accionistaseinversores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 26, 2017	By:	/s/ Laura Abasolo García de Baquedano
Name: Laura Abasolo García de Baquedano Title: Chief Finance and Control Officer for Telefónica, S.A.